Exhibit 2.2

TOGETHER

CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Year ended December 31, 2010 COMINAR REAL ESTATE INVESTMENT TRUST

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Cominar Real Estate Investment Trust (“Cominar”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Financial information appearing throughout our MD&A is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

As at December 31, 2010, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer of Cominar had an evaluation carried out, under their direct supervision, of the effectiveness of the controls and procedures used for the preparation of filings, as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators. Based on that evaluation, they concluded that the disclosure controls and procedures were effective.

The Board of Trustees oversees management’s responsibility for financial reporting through an Audit Committee, which is composed entirely of Trustees who are not members of Cominar’s management or personnel. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the trustees on auditing matters and financial reporting issues.

PricewaterhouseCoopers LLP, Independent Chartered Accountants appointed by the unitholders of Cominar upon the recommendation of the Board, have performed an independent audit of the Consolidated Financial Statements as at December 31, 2010 and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Michel Dallaire, Eng.	Michel Berthelot, CA
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Quebec City, March 10, 2011

/ 2   2010 Annual Report

INDEPENDENT AUDITOR’S REPORT

To the Unitholders of Cominar Real Estate Investment Trust

We have audited the accompanying consolidated financial statements of Cominar Real Estate Investment Trust, which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income and comprehensive income, unitholders’ equity and cash flows for the year then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements - Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility- Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion - In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cominar Real Estate Investment Trust as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other Matter - The consolidated financial statements of Cominar Real Estate Investment Trust for the year ended December 31, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on February 16, 2010 (except as to note 24b which is as of March 10, 2010).

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

March 2, 2011

Place de la Cité, Tour Cominar

2640 Laurier Boulevard, Suite 1700

Québec, Quebec, Canada G1V 5C2

[1] Chartered accountant auditor permit No. 11070

2010 Annual Report  / 3

CONSOLIDATED BALANCE SHEETS

As at December 31 [in thousands of dollars]

	2010 $	2009 $

ASSETS
Income properties [notes 4, 5, 9 and 11]
Buildings	1,409,709	1,282,447
Land	250,359	229,266
Intangible assets	69,771	70,118

	1,729,839	1,581,831
Properties under development [note 6]	117,939	113,608
Land held for future development [note 6]	40,362	61,046
Goodwill [note 4]	10,065	—
Capitalized leasing costs and other assets [note 7]	55,720	50,706
Prepaid expenses	2,666	2,428
Accounts receivable [note 8]	29,309	26,327

	1,985,900	1,835,946

LIABILITIES
Mortgages payable [note 9]	816,448	771,991
Convertible debentures [note 10]	393,991	313,620
Bank indebtedness [note 11]	61,866	134,809
Accounts payable and accrued liabilities	31,007	32,035
Current income tax liability [note 13]	80	—
Future income tax liability [notes 4 and 13]	6,671	—

	1,310,063	1,252,455

UNITHOLDERS’ EQUITY
Unitholders’ equity	675,837	583,491

	1,985,900	1,835,946

See accompanying notes to consolidated financial statements

Approved by the Board of Trustees

Robert Després	Michel Dallaire
Chairman of the Board of Trustees	Trustee

/ 4   2010 Annual Report

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY

For the years ended December 31 [in thousands of dollars]

	2010 $	2009 $

Unitholders’ contributions [note 12]
Balance, beginning of year	715,593	600,965
Issue of units	147,474	120,016
Unit issue expenses	(5,081)	(5,388)

Balance, end of year	857,986	715,593

Cumulative net income
Balance, beginning of year	301,411	272,399
Net income	36,670	29,012

Balance, end of year	338,081	301,411

Cumulative distributions
Balance, beginning of year	(436,971)	(362,817)
Distributions to unitholders [note 15]	(87,027)	(74,154)

Balance, end of year	(523,998)	(436,971)

Contributed surplus
Balance, beginning of year	1,569	1,069
Unit option plan	310	500

Balance, end of year	1,879	1,569

Equity component of convertible debentures [note 10]
Balance, beginning and end of year	1,889	312
Convertible debentures issued during the year	—	1,577
Balance end of year	1,889	1,889

Total unitholders’ equity	675,837	583,491

See accompanying notes to consolidated financial statements

2010 Annual Report  / 5

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31 [in thousands of dollars except per unit amounts]

	2010 $	2009 $

Operating revenues
Rental revenue from income properties	283,906	262,063

Operating expenses
Operating costs	51,502	49,919
Realty taxes and services	61,689	53,720
Property management expenses	4,198	3,465

	117,389	107,104

Operating income before the undernoted	166,517	154,959

Interest on borrowings	56,605	56,692
Depreciation of income properties	56,378	55,082
Amortization of capitalized leasing costs	11,360	9,878
Amortization of other assets	484	419
Trust administrative expenses	5,315	4,093
Other revenues	(384)	(217)

Income before income taxes	36,759	29,012

Income taxes
Current	80	—
Future	9	—

	89

Net income and comprehensive income	36,670	29,012

Basic net income per unit [note 14]	0.611	0.568

Diluted net income per unit [note 14]	0.607	0.566

See accompanying notes to consolidated financial statements

/ 6   2010 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 [in thousands of dollars]

	2010 $	2009 $

OPERATING ACTIVITIES
Net income	36,670	29,012
Adjustments for:
Depreciation of income properties	56,378	55,082
Amortization of below-market leases	(962)	(763)
Amortization of capitalized leasing costs	11,360	9,878
Amortization of capitalized financing costs and other assets	3,777	3,375
Amortization of fair value adjustments on assumed indebtedness	(439)	(124)
Accretion of liability component of convertible debentures	224	83
Compensation expense related to unit options	873	548
Future income tax expense	9	—

	107,890	97,091

Change in non-cash working capital items [note 17]	(747)	(7,771)

	107,143	89,320

INVESTING ACTIVITIES
Business combination [note 4]	(28,923)	—
Additions to income properties [notes 4 and 5]	(73,016)	(105,075)
Net proceeds from disposal of fixed assets [note 18]	34,258	2,015
Additions to properties under development and land held for future development [note 6]	(68,702)	(93,409)
Capitalized leasing costs	(18,747)	(16,814)
Other assets	(613)	(602)

	(155,743)	(213,885)

FINANCING ACTIVITIES
Mortgages payable	30,641	93,987
Repayment of mortgages payable	(41,152)	(66,923)
Net proceeds from issue of convertible debentures	82,695	110,362
Bank indebtedness	(73,446)	(52,792)
Net proceeds from issue of units [note 12]	132,380	112,573
Distributions to unitholders	(82,518)	(72,642)

	48,600	124,565

Net change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of year	—	—

See accompanying notes to consolidated financial statements

2010 Annual Report  / 7

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

[in thousands of dollars except per unit amounts]

1. DESCRIPTION OF THE TRUST

Cominar Real Estate Investment Trust (“Cominar”, the “REIT” or the “Trust”) is an unincorporated closed-end real estate investment trust created by a Contract of Trust on March 31, 1998 under the laws of the Province of Quebec.

2. FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (IFRS)

In March 2009, the Canadian Accounting Standards Board (AcSB) confirmed the adoption of IFRS for the interim and annual periods beginning on or after January 1, 2011 for Canadian profit-oriented publicly accountable enterprises. IFRS have then replaced Canada’s generally accepted accounting principles (GAAP) for these enterprises on that date. Enterprises will also have to provide comparative IFRS information for the previous fiscal year. The Trust’s IFRS changeover date is January 1, 2011. Consequently, future accounting changes to Canadian GAAP are not discussed in these financial statements as they will never be applied by Cominar.

The consolidated financial position and financial performance of the Trust as reported in the current financial statements prepared in accordance with GAAP will differ significantly when presented in accordance with IFRS.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Cominar’s consolidated financial statements have been prepared in accordance with GAAP.

Consolidation

These consolidated financial statements include the accounts of Cominar and its wholly-owned subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of the property it co-owns.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. The actual results that could differ materially from those estimates are income property and business combination purchase price allocations, the fair value measurement of unit purchase options, the allocation of components on issuance of convertible debentures, the determination of the allowance for doubtful accounts and income tax estimates. Actual results could therefore differ from those estimates.

Revenue recognition

Rental revenue from income properties includes rent from tenants under leases, realty taxes and operating cost recoveries, lease cancellation fees, parking income and incidental income.

Rental revenue from leases with contractual rent increases is recognized in income on a straight-line basis.

/ 8   2010 Annual Report

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments that are readily convertible into a known amount of cash, that are not subject to a significant risk of change in value and that have original maturities of three months or less.

Income properties

Income properties are stated at cost. Cost includes acquisition costs and improvements to income properties. Cost also includes other capital expenditures, particularly major expenditures for maintenance and repairs. Regarding income properties acquired after September 12, 2003, a portion of the purchase price, if any, is allocated to in-place operating leases, client relationships and leasehold improvements.

Depreciation of buildings and other capital expenditures is calculated on a straight-line basis over a 40-year period and the estimated useful life, respectively.

Intangible assets, described as acquisition costs related to in-place operating leases, client relationships and acquired leasehold improvements, are amortized on a straight-line basis over the terms of the related leases or the estimated duration of the client relationships.

Properties under development and land held for future development

Properties under development and land held for future development are stated at cost. Cost includes initial acquisition costs, other direct costs, realty taxes, interest related to their financing and all operating revenues and expenses during the development period.

Capitalization of costs to properties under development continues until the property reaches its completion date, the determination of which is usually based on achieving a satisfactory occupancy level.

Disposal of income properties

Operating results and the gains and losses on disposal relating to income properties disposed of during the year are presented in net income (loss) from discontinued operations when:

– The operating results and cash flows of the disposed property are eliminated from current operations; and

– Cominar no longer has significant and ongoing involvement in the operations of the sold property.

Prior year revenues and expenses have been reclassified to conform to the current year presentation.

Capitalized leasing costs

Capitalized leasing costs consist of costs such as leasehold improvements made through operating activities and other leasing costs, including tenant inducements and leasing commissions. These costs are capitalized and amortized on a straight-line basis over the terms of the related leases.

Impairment of long-lived assets and goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of an amortizable long-lived asset is greater than its expected future net undiscounted cash flows from use together with its residual value. If an asset is considered to be impaired, the impairment amount to be recognized is determined as the excess of the carrying amount of the asset over its fair value.

Goodwill represents the excess of the purchase price of acquired business over the fair value of net identifiable assets acquired. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if events or circumstances indicate it is more likely than not that goodwill may be impaired. The recoverability of goodwill is determined using a two-step test approach at the segment level. Under the first step, the net carrying amount of the operating segment is compared to its fair value, which is generally determined using a market approach. If the

2010 Annual Report  / 9

net carrying amount of an operating segment exceeds its fair value, the second step of the test must be performed. Under the second step, the impairment amount is determined as the excess of the carrying amount of goodwill over its fair value and is charged to income for the period during which the impairment occurs. For the purposes of the impairment test, the fair value of goodwill is estimated using the same method as for business combinations, that is, it represents the excess of the fair value of an operating segment over the fair value of its net identifiable assets.

Income taxes

Under current tax legislation, Cominar is not subject to income tax when its taxable income for the year is fully distributed to unitholders [note 13].

Cominar’s subsidiaries account for their current income tax expenses at the current enacted tax rates.

Cominar’s subsidiaries use the liability method to account for future income taxes. The net future income tax liability represents the cumulative amount of taxes applicable to temporary differences between the reported carrying amounts and tax bases of the assets and liabilities. Future income taxes are measured at the tax rates expected to apply in the future as temporary differences reverse. Changes to future income taxes related to changes in tax rates are recognized in income in the year when the rate change is substantively enacted.

Financial instruments

Cominar has used the following classifications:

– Cash and cash equivalents are classified as “Financial Assets Held for Trading.” They are measured at their fair value and the gains/losses resulting from remeasurement are recorded in net income.

– Accounts receivable, including trade and other receivables, are classified as “Loans and Receivables.” They are initially measured at fair value. Subsequently, they are measured at amortized cost using the effective interest method.

– Mortgages payable, convertible debentures, bank indebtedness, accounts payable and accrued liabilities are classified as “Other Financial Liabilities.” They are initially measured at fair value. Subsequently, they are measured at amortized cost using the effective interest method.

Unit option plan

Cominar has a unit option plan for the benefit of trustees, management and employees. The plan does not provide for cash settlement. The Trust recognizes compensation expense on unit options granted, based on their fair value which is calculated using an option valuation model. The compensation expense is amortized using the graded vesting method.

Per unit calculations

Basic net income per unit is calculated based on the weighted average number of units outstanding for the year. The calculation of net income per unit on a diluted basis considers the potential exercise of outstanding unit purchase options and the potential issuance of units under convertible debentures, if dilutive.

4. ACQUISITIONS

Business combination carried in 2010

In March 2010, Cominar acquired 100% of the common shares of Overland Realty Limited (“Overland”). Overland is a real estate corporation headquartered in Halifax, Nova Scotia, with a real estate portfolio of 16 high quality properties, consisting of seven office, three retail, six industrial and mixed-use buildings and one land lease that cover a total area of approximately 603,000 square feet in the Atlantic provinces.

A consideration of $31,790, or $28,923, net of cash acquired of $2,867, was paid for this acquisition. The total consideration includes acquisition-related costs estimated at $685.

/ 10   2010 Annual Report

Acquisition of income properties in 2010

On April 9, 2010, Cominar acquired an industrial and mixed-use building, with 31,000 square feet of leasable area, located in Brossard, Québec, for a purchase price of $5,600 paid cash.

On July 29, 2010, Cominar acquired an office building, with 90,000 square feet of leasable area, located in Brossard, Québec, for a purchase price of $13,000 paid cash.

On October 14, 2010, Cominar acquired an industrial and mixed-use property and land for future development, with 196,000 square feet of leasable area, located in Laval, Québec, for a purchase price of $11,850, consisting of $7,207 for the assumption of a mortgage payable and $4,643 in cash.

On October 31, 2010, Cominar acquired eight industrial and mixed-use properties, of which seven are located in Fredericton and one is located in Moncton, and an office building located in Fredericton, representing a total leasable area of 229,000 square feet, for a purchase price of $15,710, consisting of $3,773 for the assumption of mortgages payable and $11,937 in cash.

On October 31, 2010, Cominar acquired an industrial and mixed-use property located in Moncton, New Brunswick, with 38,000 square feet of leasable area for a consideration of $2,245 in cash.

On November 12, 2010, Cominar acquired three industrial and mixed-use properties, of which one is located in Quebec City and two are located in Laval, representing a total leasable area of 135,000 square feet, for a consideration of $5,400 in cash.

On December 15, 2010, the REIT completed the acquisition of a Montreal office building covering a leasable area of 136,000 square feet. The transaction amounts to $12,200 paid cash.

These transactions were accounted for using the purchase method. The results of operations of the enterprise and income properties acquired are included in the consolidated financial statements from their acquisition date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed:

	Business combination	Acquisition of income properties	Total 2010 $

Income properties
Buildings	54,992	45,480	100,472
Land	7,520	9,614	17,134
Intangible assets
In-place operating leases	5,288	6,110	11,398
Client relationships	3,330	2,901	6,231

	71,130	64,105	135,235

Prepaid expenses and other assets	1,898	—	1,898
Accounts receivable	1,574	—	1,574

Mortgages payable	(43,572)	(10,980)	(54,552)
Accounts payable and accrued liabilities	(5,510)	—	(5,510)
Future income tax liability	(6,662)	—	(6,662)

Net identifiable assets acquired	18,858	53,125	71,983
Goodwill	10,065	—	10,065

Purchase price, less cash acquired	28,923	53,125	82,048

2010 Annual Report  / 11

Additions to income properties in 2009

On January 16, 2009, Cominar acquired a 227,000 square-foot office building in Montréal, Québec, for a purchase price of $38,315, consisting of $13,521 for the assumption of a mortgage payable and $24,794 in cash.

On December 22, 2009, Cominar acquired a mega-shopping centre consisting of ten income properties, with 253,000 square feet of leasable area, located in Laval, Québec, for a purchase price of $53,300 paid cash.

These transactions were accounted for using the purchase method.

The following table shows the net assets acquired:

2009 $

Income properties
Buildings	54,848
Land	24,815
Intangible assets
In-place operating leases	9,445
Client relationships	2,507

Total purchase price	91,615

The results of operations of income properties acquired are included in the consolidated financial statements from their acquisition date. 5. INCOME PROPERTIES

		2010

	Cost $	Accumulated depreciation $	Amortized cost $

Buildings	1,589,989	180,280	1,409,709
Land	250,359	—	250,359
Intangible assets
In-place operating leases	100,126	58,266	41,860
Client relationships	38,149	10,949	27,200
Acquired leasehold improvements	3,099	2,388	711

	141,374	71,603	69,771

	1,981,722	251,883	1,729,839

		2009

	Cost $	Accumulated depreciation $	Amortized cost $

Buildings	1,424,797	142,350	1,282,447
Land	229,266	—	229,266
Intangible assets
In-place operating leases	88,727	44,448	44,279
Client relationships	31,918	7,212	24,706
Acquired leasehold improvements	3,099	1,966	1,133

	123,744	53,626	70,118

	1,777,807	195,976	1,581,831

/ 12   2010 Annual Report

During the years 2009 and 2010, Cominar continued to develop its income properties. Capital expenditures included additions, expansions, modernizations, modifications and upgrades to existing properties with a view to increasing or maintaining the income generating capacity of its real estate portfolio. In 2010, outlays related to these investments totalled $19,891 [$26,981 in 2009].

6. PROPERTIES UNDER DEVELOPMENT AND LAND HELD FOR FUTURE DEVELOPMENT

During the year, Cominar capitalized $16,069 [$7,558 in 2009] in interest to properties under development and land held for future development. During the same year, Cominar pursued its property development and land acquisition for future development activities, with outlays totalling $52,633 [$85,581 in 2009]. The projects underway as at December 31, 2010 will require estimated construction costs of $4,100 during the coming year, assuming work proceeds according to plan.

7. CAPITALIZED LEASING COSTS AND OTHER ASSETS

	2010	2009
	$	$

At amortized cost
Capitalized leasing costs	53,123	48,237
Other assets	2,597	2,469

	55,720	50,706

8. ACCOUNTS RECEIVABLE

	2010 $	2009 $

Trade receivables	12,301	10,780
Trade receivables – recognition of leases on a straight-line basis	15,344	12,754
Other receivables bearing interest at a weighted effective tax rate of 6.47% as at December 31, 2010 [7.35% as at December 31, 2009]	376	1,848
Deposits in advance of work to be performed	1,288	945

	29,309	26,327

9. MORTGAGES PAYABLE

Mortgages payable are secured by immovable hypothecs on income properties having a net carrying amount of $1,179,835 [$1,131,940 as at December 31, 2009]. They bear contractual fixed interest rates ranging from 2.44% to 11.00% per annum [2.19% to 11.00% as at December 31, 2009] representing a weighted average contractual rate of 5.31% as at December 31, 2010 [5.26% as at December 31, 2009] and are renewable at various dates between January 2011 and March 2022. As at December 31, 2010, the weighted average effective rate was 5.29% [5.26% as at December 31, 2009]. Some mortgages payable contain restrictive covenants that were met as at December 31, 2010.

Certain loans on income properties assumed in connection with acquisitions completed were adjusted to their fair value using market rates in effect at the date of acquisition. These fair value adjustments are amortized through income using the effective interest method over the residual term to maturity of the loans under “Interest on borrowings” in the consolidated statement of income and comprehensive income.

2010 Annual Report  / 13

Transaction costs related to mortgages payable are deducted from these loans, amortized through income using the effective interest method over the terms of the related mortgages under “Interest on borrowings” in the consolidated statement of income and comprehensive income.

One of Cominar’s subsidiaries has entered into a debt reduction agreement relating to a mortgage payable. A bond portfolio was created to replace the security for guaranteeing the mortgage. The investment, which is held in trust, will be sufficient to cover principal and interest payments, including the balance at maturity.

Mortgage repayments are as follows:

		2010		2009

Years ending December 31	Repayment of principal $	Balance at maturity $	Total $	Total $

2011	23,238	34,322	57,560
2012	23,439	23,303	46,742
2013	21,781	162,591	184,372
2014	14,872	75,819	90,691
2015	14,336	100,462	114,798
2016 and thereafter	45,111	276,982	322,093

	142,777	673,479	816,256	773,391

Plus: fair value adjustments on assumed mortgages			1,745	215
Less: unamortized financing costs			(1,370)	(1,615)
Less: net debt reduction			(183)	—

			816,448	771,991

The following table presents the changes in mortgages payable for the year: MORTGAGES PAYABLE

	2010		2009

	$	Weighted average contractual interest rate (%)	$	Weighted average contractual interest rate (%)

Balance of mortgages payable, beginning of year	773 391	5,26	732 293	5,58
Mortgages payable contracted or assumed	144 632	5,42	108 021	4,88
Repayments of balances at maturity	(79 346)	4,52	(47 064)	5,53
Monthly repayments of principal	(22 421)		(19 859)

Balance of mortgages payable, end of year	816 256	5,31	773 391	5,26

/ 14   2010 Annual Report

10. CONVERTIBLE DEBENTURES The following table presents the characteristics of Cominar’s convertible unsecured subordinated debentures as well as changes during the year:

			2010				2009

	Series A	Series B	Series C	Series D	Series E	Total	Total

Contractual interest rate	6.30%	5.70%	5.80%	6.50%	5.75%
Effective interest rate	6.89%	6.42%	6.60%	7.50%	6.43%
Issue date	September 2004	May 2007	October 2007	September 2009	January 2010
Conversion price per unit	$17.40	$27.50	$25.25	$20.50	$25.00
Interest payment dates	June 30 & December 31	June 30 & December 31	March 31 & September 30	March 31 & September 30	June 30 & December 31
Redemption date at Cominar’s option	June 2008	June 2010	September 2010	September 2012	June 2013
Maturity date	June 2014	June 2014	September 2014	September 2016	June 2017

	$	$	$	$	$	$	$

Balance, beginning of year	22,140	80,500	110,000	115,000	—	327,640	213,135
Issuance	—	—	—	—	86,250	86,250	115,000
Holders’ option conversions	(4,940)	—	—	—	—	(4,940)	(495)

Balance, end of year	17,200	80,500	110,000	115,000	86,250	408,950	327,640

Less: equity component						(1,536)	(1,760)
Less: unamortized financing costs						(13,423)	(12,260)

						393,991	313,620

As of the above-mentioned redemption dates, Cominar may, under certain terms and conditions, elect to satisfy its principal repayment obligations under the debentures by issuing units of Cominar.

On January 12, 2010, Cominar issued convertible unsecured subordinated debentures totalling $86,250, bearing interest at 5.75% per annum and maturing on June 30, 2017.

In accordance with CICA Handbook Section 3855 and Section 3861, convertible debentures have been recorded as liabilities in the balance sheet, net of the equity component of convertible debentures related to the holders’ conversion options, and interest has been charged to “Interest on borrowings” in the consolidated statement of income and comprehensive income. Convertible debenture issue costs are deducted from debt and are amortized through income using the effective interest method over the term of the debentures under “Interest on borrowings” in the consolidated statement of income and comprehensive income.

During the year, 4,940 Series A convertible debentures [495 in 2009] were converted into 283,898 units [28,448 in 2009] at a conversion price of $17.40 per unit, for a total of $4,940 [$495 in 2009].

11. BANK INDEBTEDNESS

Cominar has two operating and acquisition credit facilities of up to $131,210 [$255,000 as at December 31, 2009]. These credit facilities, subject to annual renewal, bear interest at prime plus 1.5% [2.00% in 2009] or at the bankers acceptance rate plus 2.5% [3.00% in 2009]. These credit facilities are secured by movable and immovable hypothecs on specific assets, including the carrying amount of immovable property totalling $199,350 as at December 31, 2010 [$273,530 as at December 31, 2009]. As at December 31, 2010, the prime rate was 3.00% [2.25% as at December 31, 2009]. These credit facilities contain certain covenants which were met throughout the year ended December 31, 2010.

2010 Annual Report  / 15

12. ISSUED AND OUTSTANDING UNITS

Ownership interests in Cominar are represented by a single class of units, unlimited in number. Units represent a unitholder’s proportionate and undivided ownership interest in Cominar. Each unit confers the right to one vote at any unitholders’ meeting and to participate equally and rateably in any Cominar distributions.

During the year, Cominar issued 7,930,528 units [8,906,096 in 2009]. The issuance of these units resulted in net proceeds of $132,380 [$112,573 in 2009].

The following table shows the change in balances during the years ended December 31:

	2010		2009
	Units	$	Units	$

Units issued and outstanding, beginning of year	54,758,271	715,593	45,852,175	600,965

Units issued under a public offering	6,021,400	110,134	8,575,550	109,627

Units issued on exercise of options	1,251,700	19,490	208,000	2,947

Units issued under distribution reinvestment plan	220,030	4,509	94,098	1,512

Units issued on conversion of convertible debentures	283,898	4,940	28,448	495

Units issued under the at-the-market equity distribution agreement	153,500	2,756	—	—

Reversal of contributed surplus on exercise of options	—	564	—	47

Units issued and outstanding, end of year	62,688,799	857,986	54,758,271	715,593

Unit option plan

Cominar has granted options to management and employees for the purchase of units under a unit option plan. A maximum of 5,520,684 units may be issued under the plan. As at December 31, 2010, options to purchase 4,169,900 units were outstanding.

The following table shows the outstanding option characteristics at year-end:

	As at December 31, 2010

Date of grant	Acquisition vesting method	Maturity date	Exercise price $	Outstanding options	Exercisable options

May 23, 2006	20%	May 23, 2013	18.90	268,000	184,000
May 15, 2007	50%	May 15, 2014	23.59	30,000	30,000
February 6, 2008	33 1/3%	February 6, 2013	18.68	649,600	376,700
December 19, 2008	33 1/3%	December 19, 2013	15.14	818,400	476,700
December 21, 2009	33 1/3%	December 21, 2014	19.48	1,069,500	352,400
December 21, 2010	33 1/3%	December 21, 2015	20.93	1,334,400	—

				4,169,900	1,419,800

/ 16   2010 Annual Report

The following table shows the change in balances of outstanding options during the years ended December 31:

	2010		2009
	Options	Weighted average exercise price $	Options	Weighted average exercise price $

Outstanding, beginning of year	4,226,800	17.32	3,504,700	16.45
Exercised	(1,251,700)	15.58	(208,000)	14.19
Granted	1,334,400	20.93	1,161,000	19.48
Cancelled	(139,600)	18.36	(230,900)	17.82
Outstanding, end of year	4,169,900	18.96	4,226,800	17.32

Exercisable options, end of year	1,419,800	17.82	1,612,800	16.06

Unit-based compensation The compensation expense related to the options was calculated using the Black-Scholes option pricing model based on the following assumptions:

Date of grant	Volatility	Exercise price $(1)	Weighted average return	Weighted average risk-free interest rate

May 23, 2006	13.00%	18.90	7.14%	4.10%
May 15, 2007	13.60%	23.59	5.55%	4.04%
February 6, 2008	15.60%	18.68	7.47%	3.89%
December 19, 2008	18.00%	15.14	9.74%	3.00%
December 21, 2009	18.50%	19.48	7.67%	2.13%
December 21, 2010	16.50%	20.93	7.14%	1.68%

(1) Option exercise price is closing price of Cominar units on day before date of grant.

The grant date fair value of options granted during the year is $0.89 [$1.01 in 2009].

Unitholder distribution reinvestment plan

Cominar has a distribution reinvestment plan under which unitholders may elect to have all cash distributions of Cominar automatically reinvested in additional units. The plan provides plan participants with a number of units equal to 105% of the cash distributions. For the year ended December 31, 2010, 220,030 units [94,098 units in 2009] were issued for a total consideration of $4,509 [$1,512 in 2009] under this plan.

13. INCOME TAXES

Cominar is considered a mutual fund trust for income tax purposes. Pursuant to the Contract of Trust, the trustees intend to distribute or designate all taxable income directly earned by Cominar to unitholders and to deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes is required.

Taxation of distributions of specified investment flow-through (SIFT) trusts

Since 2007, SIFT trusts are subject to income taxes on the distributions they make. In short, a SIFT trust is a trust that resides in Canada, its investments are listed on a stock exchange or other public market and it holds one or more non-portfolio properties.

2010 Annual Report  / 17

Exception for real estate investment trusts (REITs)

The SIFT trust rules do not apply to SIFT trusts that qualify as REITs for a given taxation year. The conditions to qualify as a REIT have been amended in connection with Bill C-10, which received Royal Assent on March 12, 2009. Generally, to qualify as a REIT, a trust must be resident in Canada and meet the following conditions: [i] the only “non-portfolio properties” it owns during the year are “qualified REIT properties,” [ii] at least 95% of its income for the taxation year is from one or more of the following sources: rent from “real or immovable properties”; interest; capital gains from the disposition of real or immovable properties; dividends and royalties, [iii] at least 75% of its income for the taxation year is from one or more of the following sources: rent from “real or immovable properties”; interest from mortgages on real or immovable properties and capital gains from dispositions of real or immovable properties, and [iv] at no time in the taxation year is the total fair market value of all properties held by the trust, each of which is a real or immovable property, a debt of a Canadian corporation represented by a banker’s acceptance, cash or generally, an amount receivable from the Government of Canada or from certain other public agencies, less than 75% of the trust’s net worth at that time.

As at December 31, 2010, Cominar met all of these conditions and qualified as a REIT. As a result, the SIFT trust tax rules do not apply to Cominar.

Cominar’s management takes the necessary steps to meet these conditions on an on-going basis in the future.

The carrying amount of Cominar’s net assets as at December 31, 2010, excluding the net assets of incorporated subsidiaries, exceeded the tax basis by approximately $108,021.

Cominar’s subsidiaries are subject to tax on their taxable income under the Income Tax Act (Canada) and Taxation Act of the provinces concerned.

The income tax expense differs from the amount calculated by applying the combined federal and provincial tax rate to income before income taxes. Such difference is explained in the following table:

	2010 $	2009 $

Income before income taxes	36,759	29,012
Tax rate	31.01%	31.01%

	11,399	8,997
Deductible distributions	(11,589)	(8,997)
Income taxes attributable to a transaction with a subsidiary	283	—
Other	(4)	—

Income taxes	89	—

Future income taxes relating to incorporated subsidiaries are shown in the following table:

	2010 $	2009 $

Future income tax liability
Income properties	7,020	—
Mortgages payable	(349)	—

	6,671	—

/ 18   2010 Annual Report

14. PER UNIT CALCULATIONS The following table provides a reconciliation of the weighted average number of units outstanding used to calculate basic and diluted net income per unit.

	2010	2009

Weighted average number of units outstanding – basic	60,055,248	51,119,141
Dilutive effect of unit options	345,596	173,488

Weighted average number of units outstanding – diluted	60,400,844	51,292,629

The potential issuance of units under convertible debentures has an anti-dilutive effect on the calculation of diluted net income per unit.

15. DISTRIBUTIONS

Cominar is governed by a Contract of Trust that requires it to distribute a portion of its distributable income to unitholders. The distributable income generally means net income determined in accordance with GAAP, adjusted for depreciation of income properties and amortization of above- and below-market leases, compensation expense related to unit options, accretion of the liability component of convertible debentures, rental revenue – recognition of leases on a straight-line basis, gains or losses on disposals of income properties, amortization of fair value adjustments on assumed mortgages payable and future income taxes.

	2010 $	2009 $

Distributions to unitholders	87,027	74,154
Distributions per unit	1.44	1.44

16. OWNERSHIP INTEREST IN A CO-OWNED PROPERTY

On May 4, 2009, Cominar entered into a co-ownership agreement under which it holds a 95% undivided ownership interest in the Complexe Jules-Dallaire, a property currently under construction [note 18]. As at December 31, 2010, this is the only property held in co-ownership.

Cominar’s share of the assets and liabilities, operating revenues and expenses of the co-owned property was as follows:

	2010 $	2009 $

Assets	117,788	82,366
Liabilities	1,892	4,032
Operating revenues	1,134	—
Operating expenses	298	—
Net operating income	836	—
Operating activities cash flow	2,249	—
Investment cash flow	39,128	38,023

2010 Annual Report  / 19

17. SUPPLEMENTAL CASH FLOW INFORMATION The change in non-cash working capital items is as follows:

	2010 $	2009 $

Change in non-cash working capital items
Prepaid expenses	1,660	(474)
Accounts receivable	(1,406)	(4,975)
Accounts payable and accrued liabilities	(1,081)	(2,322)
Current income tax liability	80	—

	(747)	(7,771)

Other information
Interest paid	69,434	58,849
Unpaid leasing costs	332	2,833
Additions to income properties and properties under development through assumption of liabilities	10,980	13,521
Unpaid additions to income properties and properties under development	2,474	5,432
Properties under development transferred to income properties	47,809	9,961

18. RELATED PARTY TRANSACTIONS

During the year 2010 and 2009, Cominar entered into transactions with companies controlled by unitholders (“related companies”) who are also members of the Trust’s management. These transactions were entered into in the normal course of business and are measured at the exchange amount. They are reflected in the consolidated financial statements as follows:

	2010 $	2009 $

Rental revenue from income properties	489	569
Income properties and properties under development	37,403	69,257
Capitalized leasing costs and other assets	9,339	8,992
Accounts receivable	24	220
Accounts payable and accrued liabilities	911	7,807

On November 5, 2010, Cominar sold land held for future developments in Quebec City to a related company for a cash consideration of $34,258. This transaction has allowed Cominar to optimize its land holdings for future developments while meeting the limitations set forth in its Contract of Trust regarding such properties.

On May 4, 2009, Cominar sold a 5% undivided ownership interest in the Complexe Jules-Dallaire to a company owned indirectly by the Dallaire family for a purchase price of $2,015, reflecting 5% of investments made to date by Cominar in the Complexe. This company has continued to pay its share since that date. The REIT also entered into a co-ownership agreement with this company.

/ 20   2010 Annual Report

19. CAPITAL MANAGEMENT

Cominar manages its capital to ensure that capital resources are sufficient for its operations and development, while maximizing returns for unitholders by maintaining the debt-to-equity ratio. Cominar’s capital consists of long-term debt, bank indebtedness and unitholders’ equity.

Cominar structures its capital based on expected business growth and changes in the economic environment, and is not subject to any capital requirements imposed by regulatory authorities.

Cominar’s capital structure was as follows:

Years ending December 31	2010 $	2009 $

Mortgages payable	816,448	771,991
Convertible debentures	393,991	313,620
Bank indebtedness	61,866	134,809
Unitholders’ equity	675,837	583,491

Total capital	1,948,142	1,803,911

Overall debt ratio (1)	56.9%	60.1%

Debt ratio (excluding convertible debentures)	39.2%	44.6%

Interest coverage ratio (2)	2.85	2.66

(1) The overall debt ratio is equal to total bank indebtedness, mortgages payable and convertible debentures divided by the gross carrying amount of the property portfolio (total assets plus accumulated depreciation of income properties).

(2) The interest coverage ratio is equal to EBITDA (earnings before interest, income taxes, depreciation and amortization) divided by interest expense.

Cominar’s Contract of Trust provides that it may not incur debt if, taking into consideration the debt thus incurred or assumed, its total debt exceeds 60% of the gross carrying value of Cominar, defined as total assets and accumulated depreciation of income properties (65% if convertible debentures are outstanding). As at December 31, 2010, Cominar maintained a debt ratio of 56.9%, including convertible debentures.

The interest coverage ratio is used to assess Cominar’s ability to pay interest on its debt using its operating revenues. As such, as at December 31, 2010, the annualized interest coverage ratio was 2.85:1, reflecting the Trust’s capacity to meet its debt-related obligations.

Capital management objectives remain unchanged from the previous year.

20. FINANCIAL INSTRUMENTS

Fair value

Fair value is estimated using valuation techniques and assumptions. Fair value amounts disclosed in these consolidated financial statements represent Cominar’s estimate of the price at which a financial instrument could be exchanged in a market in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. They are point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors.

2010 Annual Report  / 21

Classification The classification of financial instruments and their respective carrying amounts and fair values are as follows:

	2010		2009
	Carrying amount $	Fair value $	Carrying amount $	Fair value $

FINANCIAL ASSETS
Held for trading
Cash and cash equivalents	—	—	—	—

Loans and receivables
Accounts receivable (1)	13,965	13,965	13,573	13,573
Total financial assets	13,965	13,965	13,573	13,573

FINANCIAL LIABILITIES
Other financial liabilities
Mortgages payable (2)	816,256	845,093	773,391	751,748
Convertible debentures (2)	408,950	419,779	327,640	326,020
Bank indebtedness	61,866	61,866	134,809	134,809
Accounts payable and accrued liabilities (3)	23,823	23,823	26,417	26,417
Total financial liabilities	1,310,895	1,350,561	1,262,257	1,238,994

(1) Excludes receivables – recognition of leases on a straight-line basis amounting to $15,344 [$ 12,754 in 2009].

(2) Excludes fair value adjustments on assumed mortgages payable, unamortized financing costs and the equity component of convertible debentures.

(3) Excludes commodity taxes and other non-financial liabilities.

The fair value of Cominar’s cash and cash equivalents, accounts receivable, bank indebtednessand accounts payable and accrued liabilities and current income tax liability approximated the carrying value as at December 31, 2010 due to their short-term nature or because they are based on current market rates.

The fair value of mortgages payable has been estimated based on current market rates for mortgages with similar terms and maturities.

The fair value of convertible debentures was estimated using current market rates for debt instruments with similar terms and maturities.

Risk management

The main risks arising from Cominar’s financial instruments are credit risk, interest rate risk and liquidity risk. Cominar’s risk management strategy is summarized below.

/ 22   2010 Annual Report

Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments.

Cominar mitigates credit risk via geographic and segment portfolio diversification [note 21], staggered lease maturities, diversification of revenue sources through a varied tenant mix, avoiding dependence on any single tenant by ensuring that no individual tenant contributes a significant portion of Cominar’s operating revenues and conducting credit assessment for all new tenants.

Cominar regularly assesses its accounts receivable and records a provision for doubtful accounts when there is a risk of non-collection.

The maximum credit risk to which Cominar is exposed represents the carrying amount of its accounts receivable.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cominar’s objective in managing this risk is to minimize the net impact on its future cash flows. Cominar reduces its exposure to interest rate risk by staggering the maturities of its loans and by generally using long-term debt bearing interest at fixed rates.

Accounts receivable, except for other receivables mentioned in note 8, and accounts payable and accrued liabilities do not bear interest.

Mortgages payable and convertible debentures bear interest at fixed rates.

Cominar is exposed to interest rate fluctuations mainly due to bank indebtedness bearing interest at variable rates. A 25-basis-point increase or decrease in the average interest rate during the period, assuming all other variables held constant, would have resulted in a $109 increase or decrease in Cominar’s net income for the year ended December 31, 2010.

Liquidity risk

Liquidity risk is the risk that Cominar will be unable to meet its financial obligations as they come due.

Cominar manages this risk by the management of its capital structure, the continuous monitoring of its current and projected cash flows and adherence to its capital management policy [note 19].

Undiscounted contractual maturities of financial liabilities as at December 31, 2010 are as follows:

	Maturity

	Carrying amount	Under one year	One to five years	Over five years

Mortgages payable (1) [note 9]	816,256	57,561	436,603	322,092
Convertible debentures (1) [note 10]	408,950	—	207,700	201,250
Bank indebtedness [note 11]	61,866	61,866	—	—
Accounts payable and accrued liabilities (2)	23,823	23,823	—	—

Total financial liabilities	1,310,895	143,250	644,303	523,342

(1) Excludes fair value adjustments on assumed mortgages payable, unamortized financing costs and the equity component of convertible debentures.

(2) Excludes commodity taxes and other non-financial liabilities.

2010 Annual Report  / 23

21. SEGMENT INFORMATION

Cominar’s activities include three property types located in the greater Quebec City, Montréal and Ottawa areas and in the Atlantic provinces. The accounting policies followed for each property type are the same as those disclosed in the significant accounting policies.

The following table indicates the financial information from continuing operations related to these property types:

For the year ended December 31, 2010	Office properties $	Retail properties $	Industrial and mixed-use properties $	Total $

Rental revenue from income properties	135,294	59,133	89,479	283,906
Depreciation of income properties	30,684	8,798	16,896	56,378
Net operating income (1)	76,373	34,366	55,778	166,517
Income properties (amortized cost)	817,344	324,389	588,106	1,729,839

For the year ended December 31, 2009	Office properties $	Retail properties $	Industrial and mixed-use properties $	Total $

Rental revenue from income properties	127,524	48,772	85,767	262,063
Depreciation of income properties	30,637	6,379	18,066	55,082
Net operating income (1)	73,056	28,487	53,416	154,959
Income properties (amortized cost)	752,103	315,044	514,684	1,581,831

(1) Net operating income is “Operating income before the undernoted” in the consolidated statement of income and comprehensive income.

22. CONTINGENCY

An expropriation process was initiated in June 2006 by the CHUM for the property located at 300 Viger Street in Montréal, Québec.

The expropriation procedure is currently at the definitive indemnity setting stage, as a property transfer notice was served to Cominar on August 27, 2007, effective September 1, 2007, and the Québec Administrative Court awarded Cominar, on September 10, 2007, a provisional indemnity pursuant to applicable legislation. The provisional indemnity amounts to $30,000 which was received during 2007. The definitive indemnity will either be set by the Québec Administrative Court, or it will be settled by the parties. At this stage, it is impossible to estimate or assess the amount of the definitive indemnity.

/ 24   2010 Annual Report

23. COMMITMENTS

[a]  The annual future payments required under emphyteutic leases expiring between 2046 and 2065, on land for three income properties having a total net carrying value of $57,971, are as follows:

Years ending December 31	Total $

2011	512
2012	547
2013	547
2014	547
2015	559
2016 and thereafter	25,044

[b]  Cominar has undertaken to pay $1,273 in exchange for work to be performed on land held for future development activities.

24. SUBSEQUENT EVENTS

a)  On February 21, 2011, the REIT entered into a revolving credit agreement for $54,600 with interest at prime rate plus 1.0% or at the bankers’ acceptance rate plus 2.0%, secured by movable and immovable hypothecs on specific assets.

b)  On March 1, 2011, the REIT acquired an office building located in Halifax, Nova Scotia, with 78,000 square feet of leasable area for a consideration of $15,000 in cash.

c)   On March 1, 2011, the REIT acquired an office building located in Moncton, New Brunswick, with 65,000 square feet of leasable area for a consideration of $9 800, consisting of $6,700 for the assumption of a mortgage payable and $3,100 in cash.

d)  On March 1, 2011, the REIT acquired an office building located in Montréal, Québec, with 372,000 square feet of leasable area for a consideration of $54,500, consisting of $26,800 for the assumption of a mortgage payable and $27,700 in cash.

2010 Annual Report  / 25

    TOGETHER

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fiscal Year ended December 31, 2010
COMINAR REAL ESTATE INVESTMENT TRUST

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations of Cominar Real Estate Investment Trust (“Cominar”, the “Trust” or the “REIT”) for the year ended December 31, 2010, in comparison with the year ended December 31, 2009, as well as its financial position at that date and its outlook. Dated March 10, 2011, this MD&A reflects all significant information available as of that date and should be read in conjunction with the consolidated financial statements and accompanying notes included in this report. Unless otherwise indicated, all amounts are in thousands of Canadian dollars, except for per unit and per square-foot amounts, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Additional information about us, including our 2010 Annual Information Form, is available on our website at www.cominar.com and on the Canadian Securities Administrators’ (“CSA”) website at www.sedar.com.

The Board of Trustees, under the recommendation of the Audit Committee, has approved the contents of this MD&A.

    TABLE

    OF CONTENTS

/ 27	/ 46
Introduction	Adjusted Funds from Operations

/ 29	/ 48
Highlights for the Year ended December 31, 2010	Liquidity and Capital Resources

/ 31	/ 51
Subsequent Events	Property Portfolio

/ 31	/ 52
Caution Regarding Forward-Looking Statements	Acquisition and Development Program

/ 32	/ 55
Non-GAAP Financial Measures	Real Estate Operations

/ 33	/ 57
Financial and Operational Highlights	Issued and Outstanding Units

/ 34	/ 58
General Business Overview	Related Party Transactions

/ 34	/ 58
Objectives and Strategy	Unitholders Taxation

/ 35	/ 59
Performance Indicators	Selected Quarterly Information

/ 36	/ 60
Performance Analysis	Outlook

/ 37	/ 60
Results of Operations	Controls and Procedures

/ 38	/ 60
Segment Analysis	Significant Accounting Estimates

/ 43	/ 62
Distributable Income and Distributions	New Accounting Policies

/ 45	/ 65
Funds from Operations	Risks and Uncertainties

2010 Annual Report  / 28

    HIGHLIGHTS FOR THE YEAR

    ENDED DECEMBER 31, 2010

/	Increases of:	/	2ND QUARTER
•	8.3% in operating revenues	•

On April 7, 2010, the REIT proceeded with the closing of an underwritten offering of 6,021,400 units pursuant to the terms of Cominar’s short form base shelf prospectus dated October 29, 2009, the terms of the offering being set forth in a prospectus supplement dated March 29, 2010 filed with the Canadian securities regulators. The units were sold to a syndicate of underwriters for total gross proceeds of $115 million.

•	7.5% in net operating income
•	11.4% in recurring distributable income
•	11.1% in recurring funds from operations
•	12.5% in recurring adjusted funds from operations
•	17. 4% in distributions
•	Occupancy rate of 93.8%
•	Annualized interest coverage ratio of 2.85:1	•

On April 8, 2010, the REIT acquired land covering an area of 229,000 square feet located at the western limit of Laurier Boulevard, one of the major thoroughfares in Quebec City, for a cash consideration of $17.4 million. This acquisition represents a unique opportunity for Cominar to acquire land for future developments with an exceptional location by the bridges that link the two shores of the St-Lawrence River.

/	1st QUARTER
•	Issuance on January 12, 2010 of convertible debentures with an aggregate capital amount of $86.3 million, bearing interest at 5.75%, maturing in seven and a half years.
•

Acquisition in March 2010 of 100% of common shares issued and outstanding of Overland Realty Limited (“Overland”). The transaction, including the assumption of debt by the REIT, valued Overland at $71 million. Overland’s real estate portfolio consisted of 16 high quality properties located in Atlantic Canada, including seven office buildings, three retail buildings, six industrial and mixed-used buildings and one land lease, representing a total area of 603,000 square feet.

•

On April 9, 2010, the REIT acquired an industrial property located in Brossard, Quebec, with 31,000 square feet of leasable area for a cash consideration of $5.6 million. The capitalization rate related to this acquisition was 9%. This property is a very recent construction and is fully occupied by an AAA client under a long-term lease.

•	During the period from March 16, 2010 to March 24, 2010, Cominar issued 153,500 units for total gross proceeds of approximately $3 million under the at-the market equity distribution agreement.	•

In June 2010, upon maturity of the current operating and acquisition credit facility, the REIT concluded two new operating and acquisition credit agreements up to a maximum credit of $131.2 million. These facilities, subject to annual renewal, bear interest at prime rate plus 1.5% or at the bankers’ acceptance rate plus 2.5%. These credit facilities are secured by movable and immovable hypothecs on specific assets.

/ 29   2010 Annual Report

3RD QUARTER	•

On November 5, 2010, the REIT sold land held for future developments in Quebec City to a related company, for a cash consideration of $34.3 million. This transaction has allowed the REIT to optimize its land holdings for future developments while meeting the limitations set forth in its Contract of Trust regarding such properties.

•

On July 29, 2010, the REIT acquired an office building located in Brossard, Quebec, with 90,000 square feet of leasable area for a cash consideration of $13 million. The capitalization rate related to this acquisition was 8.5%.

4th QUARTER
•

On October 14, 2010, the REIT acquired an industrial and mixed-use property and land for future development located in Laval, Quebec, with 196,000 square feet of leasable area, for a consideration of $11.9 million, consisting of $7.2 million for the assumption of a mortgage payable and $4.7 million in cash. The capitalization rate related to this acquisition is 9.0%.

•

On November 12, 2010, the REIT acquired three industrial and mixed-use properties, representing a total leasable area of 135,000 square feet, for a consideration of $5.4 million in cash. One property is located in Quebec City and the two others are located in Laval, the three properties being fully leased. The average capitalization rate related to this acquisition is 9.6%.

•

On October 31, 2010, the REIT acquired eight industrial and mixed-use properties, of which seven are located in Fredericton and one is located in Moncton, and an office building located in Fredericton, representing a total leasable area of 229,000 square feet, for a consideration of $15.7 million, consisting of $3.8 million for the assumption of mortgages payable and $11.9 million in cash. The capitalization rate related to this acquisition was 9.4%, and the occupancy rate of these properties is 94.4%.

•

On December 15, 2010, the REIT completed the acquisition of a Montreal office building covering a leasable area of 136,000 square feet. The transaction amounts to $12.2 million paid cash. The capitalization rate related to this acquisition is 8.4%.

•

On October 31, 2010, the REIT acquired an industrial and mixed-use property located in Moncton, New Brunswick, with 38,000 square feet of leasable area and an occupancy rate of 93.0%, for a consideration of $2.2 million in cash. The capitalization rate related to this acquisition is 9.1%.

2010 Annual Report  / 30

SUBSEQUENT EVENTS

•   On February 21, 2011, the REIT entered into a revolving credit agreement for $54.6 million with interest at prime rate plus 1.0% or at the bankers’ acceptation rate plus 2.0% secured by movable and immovable hypothecs on specific assets. The closing of this agreement completes the setting-up of the operating and acquisition credit facility under taken in June 2010.

•   On March 1, 2011, the REIT acquired an office building located in Halifax, Nova Scotia, with 78,000 square feet of leasable area for a consideration of $15.0 million in cash. This recently built property is currently 86% leased. The capitalization rate related to this acquisition is 8.6%.

•   On March 1, 2011, the REIT acquired an office building located in Moncton, New Brunswick, with 65,000 square feet of leasable area. This fully occupied building was acquired for a consideration of $9.8 million, consisting of $6.7 million for the assumption of a mortgage payable and $3.1 million in cash. The capitalization rate related to this acquisition is 8.3%.

•   On March 1, 2011, the REIT acquired an office building located in Montreal, Quebec, with 372,000 square feet of leasable area for a consideration of $54.5 million, consisting of $26.8 million for the assumption of a mortgage payable and $27.7 million in cash. The occupancy rate of this property is 99% and the related capitalization rate is 8.4%.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of applicable Canadian securities legislation. We may make such statements in this document and in other filings with Canadian regulators, in reports to unitholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2011 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and the use of the conditional tense, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include general economic conditions in Canada and elsewhere in the world, the effects of competition in the markets where we operate, the impact of changes in laws and regulations, including tax laws, successful execution of our strategy, our ability to complete and integrate acquisitions successfully, our ability to attract and retain key employees and executives, the financial position of clients, our ability to refinance our debts upon maturity and to lease vacant space, our ability to complete developments according to our plans and to raise capital to finance our growth, as well as changes in interest rates.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Cominar, investors and others should carefully consider the foregoing factors, as well as other factors and uncertainties.

Additional information about these factors can be found in the “Risks and Uncertainties” section of this MD&A.

/ 31   2010 Annual Report

NON-GAAP FINANCIAL MEASURES

In this MD&A, we issue guidance on and report on certain non-GAAP measures, including “net operating income”, “distributable income”, “funds from operations” and “adjusted funds from operations”, which we use to evaluate our performance. Because non-GAAP measures do not have a standardized meaning and may differ from similar measures presented by other issuers, securities regulations require that non-GAAP measures be clearly defined and qualified, reconciled with their nearest GAAP measure and given no more prominence than the closest GAAP measure. You may find such information in the sections dealing with each of these measures.

2010 Annual Report  / 32

FINANCIAL AND OPERATIONAL HIGHLIGHTS

For the years ended December 31,	2010	2009	r%

FINANCIAL DATA
Operating revenues	283,906	262,063	8.3
Net operating income (1)	166,517	154,959	7.5
Same property net operating income growth (1)	0.1%	1.5%
Net income	36,670	29,012	26.4
(Recurring) distributable income (1)	90,163	80,937	11.4
(Recurring) funds from operations (1)	104,417	93,972	11.1
(Recurring) adjusted funds from operations (1)	88,781	78,940	12.5
Distributions	87,027	74,154	17.4
Debt ratio	56.9%	60.1%
Debt ratio (excluding convertible debentures)	39.2%	44.6%
Total assets	1,985,900	1,835,946
Market capitalization	1,305,808	1,059,573

PER UNIT FINANCIAL DATA
Net income (basic)	0.61	0.57	7.0
Distributable income (basic) (1)	1.50	1.58	(5.1)
Recurring distributable income (FD) (1)(2)	1.47	1.55	(5.2)
Recurring funds from operations (FD) (1)(2)	1.66	1.77	(6.2)
Recurring adjusted funds from operations (FD) (1)(2)	1.46	1.52	(3.9)
Distributions	1.44	1.44	—

OPERATIONAL DATA
Number of properties	258	225
Leasable area (in thousands of sq. ft.)	20,245	18,790
Occupancy rate	93.8%	93.5%

ACQUISITIONS AND DEVELOPMENTS
Acquisitions
Number of properties	33	11
Land lease	1	—
Leasable area (in thousands of sq. ft.)	1,458	481
Total investment	135,235	96,100
Weighted average capitalization rate	8.9%	8.4%

Ongoing developments
Number of properties	2	1
Estimated leasable area (in thousands of sq. ft.)	408	396
Anticipated investment	81,100	74,000
Forecast weighted average capitalization rate	9.2%	9.3%

(1) Non-GAAP financial measure. See relevant sections for definition and reconciliation to closest GAAP measure.
(2) Fully diluted.

/ 33   2010 Annual Report

GENERAL BUSINESS OVERVIEW

Cominar Real Estate Investment Trust is the largest owner of commercial properties in the Province of Quebec. As at December 31, 2010, we owned and managed a high-quality portfolio of 258 properties including 48 office buildings, 51 retail buildings and 159 industrial and mixed-use buildings covering over 20.2 million square feet in the Quebec City, Montreal and Ottawa areas as well as in the Atlantic provinces.

Since its inception in 1998, Cominar has made a series of acquisitions and completed many construction and property development projects, increasing the gross carrying value of its real estate assets to more than $2.2 billion as at December 31, 2010.

Our asset and property management is entirely internalized and we are a fully integrated, self-managed real estate investment trust. Thus, we are not bound to a third party by management contracts or property management fees. This mode of operation reduces the potential for conflict between the interests of management and the Trust, while ensuring that the interests of management and employees are aligned with those of unitholders. The result is an improved financial performance for Cominar.

OBJECTIVES AND STRATEGY

OBJECTIVES

Cominar’s primary objectives are to provide its unitholders with growing cash distributions, payable monthly, and to increase and maximize unit value through proactive management and the growth of its property portfolio.

STRATEGY

To continue to ensure the growth of distributions and to increase return on investment for unitholders, Cominar strives to manage growth, operational risk and debt in a flexible and prudent manner. The key strategic elements for reaching these objectives are:

•	Acquisition as well as construction, redevelopment and expansion of properties offering a high potential for return

To increase the leasable area in its property portfolio, Cominar continues to seek acquisition, construction and development opportunities in the Quebec City, Montreal and Ottawa areas, and more recently in the Atlantic provinces. The key criterion in evaluating any acquisition or development continues to be the ratio between the acquisition or development price, the related debt and the anticipated profitability of the project over the short and long term. Cominar maintains a conservative growth strategy, based on a very strict selection of properties to be acquired and the construction and development of quality properties in locations in great demand with clients.

•	Diversification of our property portfolio

This strategic element encompasses the following:

[a]

Activity segment diversification has been an integral part of our strategy from the beginning and consists in maintaining the right balance in our property portfolio among three activity segments: office buildings, retail properties and industrial and mixed-use properties. By diversifying its activities among three types of properties, Cominar reduces the risk associated with any given sector. This diversification contributes to steady revenue and income growth;

2010 Annual Report  / 34

[b]

Geographic diversification – While consolidating its leading position in the Quebec City region, Cominar has from the outset established a major presence in the Montreal area where it owns, as at December 31, 2010, 133 properties representing a leasable area of nearly 12.0 million square feet. With four properties representing 0.6 million square feet, Cominar also has a presence in the Ottawa/Gatineau region. Cominar entered the Atlantic provinces during the first quarter of 2010 with the acquisition of Overland Realty Limited, which includes 16 high quality properties representing an area of 0.6 million square feet. In October 2010, Cominar made 10 new additions to properties in this region, thus increasing the total area to nearly 0.9 million square feet. Like activity segment diversification, geographic diversification allows Cominar to better spread its real estate risk;

[c]

Client diversification – Cominar serves an extensive and diverse client base across many industries. Clients occupy an average area of 6,700 square feet. This diversification allows for the maintenance of foreseeable cash flows.

•	Proactive property management emphasizing growth of occupancy rates and net leasing income

Commercial real estate is a dynamic investment that requires active and experienced management. With its integrated management, Cominar exercises rigorous, preventive and cost-effective control over its operations. Expanding our property portfolio enables us to achieve economies of scale and synergies. We thereby ensure delivery of efficient, cost-effective services to our clients. The result is increased client satisfaction, and high occupancy and retention rates.

•	Prudent financial management

Debt management continues to be a decisive factor in growth and stability for a real estate investment trust. Cominar maintains its debt ratio below the maximum level authorized by its Contract of Trust and at a level we deem prudent. We believe that this disciplined policy contributes to the stability of future distributions and to the prudent growth of the Trust. We also take a conservative approach to managing the distributions ratio, which we regard as another key factor in the stability of future distributions. This approach provides us with greater financial flexibility for our capital expenditures and for the implementation of our leasing programs.

PERFORMANCE INDICATORS

Cominar measures the success of its strategy using a number of performance indicators:

OPERATIONAL PERFORMANCE

Client satisfaction is defined as client perception and judgment of service received and demonstrates loyalty to Cominar. Two indicators are used to measure client satisfaction: occupancy rate and retention rate; the latter is calculated as the leasable area of renewed leases in relation to the leasable area of leases that expired during the year. These indicators also provide an overview of the economic well-being of the areas in which Cominar owns properties.

FINANCIAL PERFORMANCE

To measure its financial performance, Cominar uses the following key indicators:

•

Same property net operating income, which provides an indication of the operating profitability of the existing portfolio, i.e. Cominar's ability to increase revenues and reduce costs, and thereby generate added value for its unitholders;

/ 35   2010 Annual Report

•	Net operating income (“NOI”) margin, which provides an indication of the operating profitability of the portfolio;

•	(Recurring) distributable income (“DI”) per unit, which represents a benchmark for investors to judge the stability of distributions;

•

(Recurring) funds from operations (“FFO”) per unit, which represent a standard real estate benchmark to measure an entity’s performance, excluding amortization expense related to income properties, capitalized leasing costs calculated using historical costs and future income taxes from net income established in accordance with GAAP;

•

(Recurring) adjusted funds from operations (“AFFO”) per unit, which, excluding the investments needed to maintain the property portfolio's ability to generate rental income from the calculation of funds from operations, represent a meaningful measure of Cominar's ability to generate cash flows;

•	Debt ratio, which is used to assess the financial balance essential to the smooth running of an organization.

Definitions and other information regarding these performance indicators are provided in the relevant sections.

PERFORMANCE ANALYSIS

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the periods ended December 31, 2010 and 2009, and should be read in conjunction with the consolidated financial statements and accompanying notes presented in this MD&A.

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	r%	2010	2009	r%

Operating revenues	71,759	63,690	12.7	283,906	262,063	8.3
Operating expenses	27,965	24,257	15.3	117,389	107,104	9.6
Net operating income	43,794	39,433	11.1	166,517	154,959	7.5
Interest on borrowings	14,637	14,179	3.2	56,605	56,692	(0.2)
Depreciation of income properties	14,068	13,523	4.0	56,378	55,082	2.4
Amortization of capitalized leasing costs	3,025	2,393	26.4	11,360	9,878	15.0
Amortization of other assets	174	129	34.9	484	419	15.5
Trust administrative expenses	1,488	859	73.2	5,315	4,093	29.9
Other revenues	109	45	—	384	217	77.0
Income taxes	175	—	—	89	—	—
Net income	10,336	8,395	23.1	36,670	29,012	26.4

Net income per unit (basic)	0.17	0.15	13.3	0.61	0.57	7.0
Net income per unit (diluted)	0.16	0.15	6.7	0.61	0.57	7.0

2010 Annual Report  / 36

FINANCIAL POSITION

The following table summarizes our assets and liabilities as well as unitholders’ equity as at December 31, 2010 and 2009, and should be read in conjunction with the consolidated financial statements and accompanying notes presented in this MD&A.

As at December 31,	2010	2009	r$	r%

ASSETS
Income properties (at amortized cost)	1,729,839	1,581,831	148,008	9.4
Properties under development and land held for future development	158,301	174,654	(16,353)	(9.4)
Other assets	97,760	79,461	18,299	23.0
Total	1,985,900	1,835,946	149,954	8.2

LIABILITIES
Mortgages payable	816,448	771,991	44,457	5.8
Convertible debentures	393,991	313,620	80,371	25.6
Bank indebtedness	61,866	134,809	(72,943)	(54.1)
Other liabilities	37,758	32,035	5,723	17.9
	1,310,063	1,252,455	57,608	4.6

UNITHOLDERS’ EQUITY	675,837	583,491	92,346	15.8
Total	1,985,900	1,835,946	149,954	8.2

PERFORMANCE INDICATORS

The following table summarizes our performance indicators for the periods ended December 31, 2010 and 2009. A detailed analysis of each of these performance indicators is provided on the page indicated:

PERFORMANCE INDICATORS

	Quarter				Cumulative
For the periods ended December 31,	Page	2010	2009	r%	2010	2009	r%

Same property net operating income	14	38,202	37,872	0.9	150,735	150,517	0.1
Recurring distributable income per unit (FD) (1)	18	0.37	0.38	(2.6)	1.47	1.55	(5.2)
Recurring FFO per unit (FD) (1)	21	0.42	0.42	—	1.66	1.77	(6.2)
Recurring AFFO per unit (FD) (1)	22	0.37	0.37	—	1.46	1.52	(3.9)

NOI margin	14	61.0%	61.9%		58.7%	59.1%
Debt ratio (including convertible debentures)	25				56.9%	60.1%
Occupancy rate	30				93.8%	93.5%

(1) Fully diluted.

/ 37   2010 Annual Report

RESULTS OF OPERATIONS

OVERALL ANALYSIS

OPERATING REVENUES

During fiscal 2010, our operating revenues rose 8.3% from fiscal 2009. This increase resulted from the contribution of income property acquisitions and developments completed in 2009 and 2010.

OPERATING REVENUES

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	r%	2010	2009	r%

Same property portfolio (1)	63,261	61,925	2.2	259,105	256,292	1.1
Acquisitions and developments	8,498	1,765	—	24,801	5,771	—
Total operating revenues	71,759	63,690	12.7	283,906	262,063	8.3

(1)

The same property portfolio includes all properties owned by Cominar as at December 31, 2008 and does not include the benefits of acquisitions and developments completed and integrated in 2009 and 2010.

Our same property portfolio operating revenues showed a 1.1% increase in fiscal 2010 compared with fiscal 2009.

OPERATING EXPENSES

Operating expenses rose 9.6% in fiscal 2010 compared with 2009. This increase stemmed mainly from an expanded portfolio through acquisitions and developments completed in 2009 and 2010. It should be noted that the rise in same property portfolio operating expenses is due mainly to the significant increase in real estate taxes. Such expense is however fully recovered from the clients.

OPERATING EXPENSES

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	r%	2010	2009	r%

Same property portfolio (1)	25,059	24,053	4.2	108,370	105,775	2.5
Acquisitions and developments	2,906	204	—	9,019	1,329	—
Total operating expenses	27,965	24,257	15.3	117,389	107,104	9.6

(1) See “Operating Revenues.”

NET OPERATING INCOME

Although net operating income (“NOI”) is not a financial measure defined by GAAP, it is widely used in the real estate industry to assess operating performance. We define it as operating income before interest on borrowings, depreciation of income properties, amortization of capitalized leasing costs and other assets, Trust administrative expenses, other revenues and income taxes. This definition may differ from that of other issuers and, therefore, Cominar’s NOI may not be comparable to similar measures presented by such other issuers.

2010 Annual Report  / 38

NET OPERATING INCOME

	Quarter			Cumulative

For the periods ended December 31,	2010	2009	r%	2010	2009	r%

Same property portfolio (1)	38,202	37,872	0.9	150,735	150,517	0.1
Acquisitions and developments	5,592	1,561	—	15,782	4,442	—

Total NOI	43,794	39,433	11.1	166,517	154,959	7.5

NOI margin
Same property portfolio	60.4%	61.2%		58.2%	58.8%	—
Overall portfolio	61.0%	61.9%		58.7%	59.1%	—

(1) See “Operating Revenues.”

For the year ended December 31, 2010, same property NOI (a financial performance indicator) remained stable relative to the corresponding period of 2009. The growth has been impacted mainly by the decline in the occupancy rate present at the beginning of 2010 and which was reversed during the year as shown by the December 31, 2010 results.

At 58.2% of operating revenues, the NOI margin was slightly down compared with fiscal 2009.

For the year ended December 31, 2010, NOI rose 7.5% from fiscal 2009, due to acquisitions completed in 2009 and 2010.

INTEREST ON BORROWINGS

Total interest on borrowings for fiscal 2010 decreased 0.2% compared with 2009. Total interest on borrowings represented 19.9% of operating revenues as at December 31, 2010 compared with 21.6% as at December 31, 2009, which compares favourably with other REITs. As at December 31, 2010, the weighted average contractual interest rate of our long-term debt stood at 5.54%, up 4 basis points from December 31, 2009.

The following table indicates the source of interest on borrowings presented in our financial statements for the periods indicated:
INTEREST ON BORROWINGS

	Quarter			Cumulative

For the periods ended December 31,	2010	2009	r%	2010	2009	r%

Mortgages and bank indebtedness	11,407	10,870	4.9	45,099	46,901	(3.8)
Convertible debentures	6,140	4,977	23.4	24,497	14,435	69.7
Amortization of borrowing costs	810	902	(10.2)	3,293	2,955	11.4
Accretion of liability component of convertible debentures	56	53	5.7	224	83	—
Amortization of fair value adjustments on assumed mortgages payable	(143)	(32)	—	(439)	(124)	—
Less: Capitalized interest	(3,633)	(2,591)	40.2	(16,069)	(7,558)	—

Total interest on borrowings	14,637	14,179	3.2	56,605	56,692	(0.2)

The capitalized interest is attributable to property developments such as Complexe Jules-Dallaire and to the land held for future development.

/ 39   2010 Annual Report

DEPRECIATION OF INCOME PROPERTIES

Depreciation expense of income properties for fiscal 2010 increased 2.4% compared with 2009. This rise resulted from the contribution of property acquisitions completed in 2009 and 2010. It should be noted that since September 2003, the CICA requires that the purchase price of an income property be allocated between tangible assets comprising the land and the buildings, and intangible assets such as operating leases and client relationships. These intangible assets are amortized on a straight-line basis over the terms of related leases. The resulting depreciation is therefore accelerated relative to the depreciation of properties held for a number of years.

DEPRECIATION OF INCOME PROPERTIES

	Quarter			Cumulative

For the periods ended December 31,	2010	2009	r%	2010	2009	r%

Same property portfolio	11,788	13,235	(10.9)	49,936	53,957	(7.5)
Acquisitions and developments	2,280	288	—	6,442	1,125	—

Total depreciation of income properties	14,068	13,523	4.0	56,378	55,082	2.4

TRUST ADMINISTRATIVE EXPENSES

Administrative expenses stood at $5.3 million as at December 31, 2010 compared to $4.1 million for the same period of 2009. Trust administrative expenses represented 1.9% of operating revenues as at December 31, 2010, compared to 1.6% as at December 31, 2009. Such an increase is mainly due to the growth of Cominar’s property portfolio, including the acquisition of Overland Realty Limited in March 2010, and the liabilities related to the Unit Option Plan. It should be noted that these liabilities do not require any disbursement of funds.

NET INCOME

Cominar reported $36.7 million in net income for fiscal 2010, up 26.4% from 2009. Basic net income per unit stood at $0.61, up 7.0% over 2009.

NET INCOME

	Quarter			Cumulative

For the periods ended December 31,	2010	2009	r%	2010	2009	r%

Net income	10,336	8,395	23.1	36,670	29,012	26.4

Net income per unit (basic)	0.17	0.15	13.3	0.61	0.57	7.0
Net income per unit (diluted)	0.16	0.15	6.7	0.61	0.57	7.0

CONTINGENCY

In June 2006, an expropriation process was initiated by the Centre hospitalier de l’Universite de Montreal (the “CHUM”) for the property located at 300 Viger Street in Montreal, Quebec. The expropriation procedure is currently at the definitive indemnity setting stage. Cominar was served with a property transfer notice on August 27, 2007, with an effective date of September 1, 2007, and the Administrative Tribunal of Quebec awarded Cominar, on September 10, 2007, a provisional indemnity pursuant to applicable legislation. The provisional indemnity, amounting to $30 million, was received in 2007. The definitive indemnity will be set by the Administrative Tribunal of Quebec or settled between the parties. At this stage, it is impossible to estimate or assess the amount of the definitive indemnity and, consequently, Cominar has recognized no gain or loss in connection with this expropriation.

2010 Annual Report  / 40

SEGMENT ANALYSIS

The diversification of Cominar’s portfolio by activity segment, geographical segment and client base is at the heart of the strategy to achieve our objectives. Such an approach allows to maintain more stable revenues. In 2010, the increase in revenues of our office and industrial and mixed-use properties were at a level of 4.5% and 4.4% respectively, while our retail sector performed with a 20.6% increase.

Cominar’s activities encompass three categories of real estate properties located in the Quebec City, Montréal and Ottawa areas, and, as of March 2010, in the Atlantic provinces. The following tables show the contributions of these properties to NOI, by activity segment and geographic markets, for the years ended December 31, 2010 and 2009. Variations are primarily attributable to property acquisitions and developments completed in 2009 and 2010.

SEGMENT INFORMATION BY ACTIVITY SEGMENT

NET OPERATING INCOME

		Quarter			Cumulative
For the periods ended December 31,	2010	2009		Δ%	2010		2009	Δ%

Activity segment
Office	20,419	18,268		11.8	76,373		73,056	4.5
Retail	8,878	7,564		17.4	34,366		28,488	20.6
Industrial and mixed-use	14,497	13,601		6.6	55,778		53,415	4.4
Total NOI	43,794	39,433		11.1	166,517		154,959	7.5

		Quarter			Cumulative
For the periods ended December 31,	2010		2009			2010		2009

Activity segment
Office	46.6%		46.3%			45.9%		47.1%
Retail	20.3%		19.2%			20.6%		18.4%
Industrial and mixed-use	33.1%		34.5%			33.5%		34.5%
Total NOI	100.0%		100.0%			100.0%		100.0%

Office Segment NOI from office properties for fiscal 2010 was up 4.5% compared with 2009.

		Quarter			Cumulative
For the periods ended December 31,	2010	2009		Δ%	2010		2009	Δ%

Operating revenues	34,869	30,764		13.3	135,294		127,524	6.1
Operating expenses	14,450	12,496		15.6	58,921		54,468	8.2
NOI — Office	20,419	18,268		11.8	76,373		73,056	4.5
NOI margin — Office	58.6%	59.4%			56.4%		57.3%

/ 41   2010 Annual Report

Retail Segment

Retail segment NOI for fiscal 2010 rose 20.6% compared with 2009, due primarily to the December 2009 acquisition of the Quartier Laval retail complex and to the March 2010 acquisition of Overland Realty Limited.

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	Δ%	2010	2009	Δ%

Operating revenues	14,924	12,552	18.9	59,133	48,772	21.2
Operating expenses	6,046	4,988	21.2	24,767	20,284	22.1
NOI — Retail	8,878	7,564	17.4	34,366	28,488	20.6
NOI margin — Retail	59.5%	60.3%		58.1%	58.4%

Industrial and Mixed-Use Segment Industrial and mixed-use segment NOI for fiscal 2010 rose 4.4% compared with 2009, due mainly to the acquisition of the Overland Realty Limited's properties.

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	Δ%	2010	2009	Δ%

Operating revenues	21,966	20,374	7.8	89,479	85,767	4.3
Operating expenses	7,469	6,773	10.3	33,701	32,351	4.2
NOI — Industrial and mixed-use	14,497	13,601	6.6	55,778	53,415	4.4
NOI margin — Industrial and mixed-use	66.0%	66.8%		62.3%	62.3%

SEGMENT INFORMATION BY GEOGRAPHIC MARKET

Following its diversification strategy to foster growth, Cominar has been able to add a fourth geographical segment in 2010. The acquisition of Overland Realty Limited, a business fully compatible with the REIT's activities and diversification strategy, provided the opportunity to enter the Atlantic Canada market. After only 9 months, this new region has generated over $5 million in net operating income.

The following tables show NOI growth and breakdown in Cominar's four geographic markets.

NET OPERATING INCOME

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	Δ%	2010	2009	Δ%

Geographic market
Québec	15,825	15,227	3.9	60,628	59,069	2.6
Montréal	24,084	22,107	8.9	91,989	87,313	5.4
Ottawa	2,177	2,099	3.7	8,748	8,637	2.0
Atlantic provinces	1,708	—	—	5,152	—	—
Total NOI	43,794	39,433	11.1	166,517	154,959	7.5

2010 Annual Report  / 42

	Quarter		Cumulative
For the periods ended December 31,	2010	2009	2010	2009
Geographic market
Quebec	36.1%	38.6%	36.4%	38.1%
Montreal	55.0%	56.1%	55.2%	56.3%
Ottawa	5.0%	5.3%	5.3%	5.6%
Atlantic provinces	3.9%	—	3.1%	—
Total NOI	100.0%	100.0%	100.0%	100.0%

Cominar entered the Atlantic provinces during the first quarter of 2010 with the acquisition of Overland Realty Limited. Overland's real estate portfolio consisted of 16 high quality properties representing an area of 0.6 million square feet. In October 2010, Cominar added 10 properties to its portfolio, bringing to nearly 0.9 million square feet the total area in this new geographic market. Like activity segment diversification, geographic diversification allows Cominar to better spread its real estate risk.

DISTRIBUTABLE INCOME AND DISTRIBUTIONS

Although the concept of distributable income (DI) is not a financial measure defined under GAAP, it is a measure widely used by investors in the field of income trusts. We consider DI an excellent tool for assessing the Trust's performance. Given its historical nature, DI per unit is also a useful benchmark enabling investors to evaluate the stability of distributions.

The following table presents the calculation of DI in accordance with the terms of the Contract of Trust as well as its reconciliation with net income calculated in accordance with GAAP:

DISTRIBUTABLE INCOME

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	r%	2010	2009	r%
Net income (GAAP)	10,336	8,395	23.1	36,670	29,012	26.4
+ Depreciation of income properties	14,068	13,523	4.0	56,378	55,082	2.4
- Amortization of below-market leases	(291)	(191)	52.4	(962)	(763)	26.1
+ Compensation expense related to unit options	209	116	80.2	873	548	59.3
+ Accretion of liability component of convertible debentures	56	53	5.7	224	83	—
- Rental income – recognition of leases on straight-line basis	(803)	(634)	26.7	(2,590)	(2,901)	(10.7)
- Amortization of fair value adjustments on assumed indebtedness	(143)	(32)	—	(439)	(124)	—
+ Future income tax expense	95	—	—	9	—	—

Recurring DI	23,527	21,230	10.8	90,163	80,937	11.4
DISTRIBUTIONS TO UNITHOLDERS	22,651	19,715	14.9	87,027	74,154	17.4
Distributions reinvested under the distribution reinvestment plan	(2,516)	(434)	—	(4,509)	(1,512)	—
Cash distributions	20,135	19,281	4.4	82,518	72,642	13.6

Per unit information:
Recurring DI (basic)	0.38	0.39	(2.6)	1.50	1.58	(5.1)
Recurring DI (FD) (1)	0.37	0.38	(2.6)	1.47	1.55	(5.2)
DISTRIBUTIONS PER UNIT	0.36	0.36	—	1.44	1.44	—
DI payout ratio	94.7%	92.3%		96.0%	91.1%	—

(1) Fully diluted.

/ 43   2010 Annual Report

Recurring DI for fiscal 2010 amounted to $90.2 million, up 11.4% from 2009, due mainly to the impact of acquisitions and developments completed in 2009 and 2010. Recurring DI per fully diluted unit totalled $1.47 compared with $1.55 for the previous year. This decline in per unit income resulted primarily from the dilutive effect of unit issues in 2009 and 2010. Cominar management expects per unit income to improve when the proceeds from these issues are invested in additions to income properties and when phase 1 of Complexe Jules-Dallaire is fully integrated into income properties. The anticipated rise in the occupancy rate will also have a positive impact.

Distributions to unitholders in 2010 totalled $87.0 million, up 17.4% from 2009, with per unit distributions at $1.44 as in 2009.

Cominar drives growth through income property acquisitions and construction projects. Property development generally allows for higher returns, particularly in periods of rising property prices. Cominar also acquires land for future developments when favourable opportunities arise, both in terms of location and price, which provides the Trust with a key competitive advantage. However, these major investments have an impact on Cominar's short-term growth rate as they will contribute to results only on their integration as income properties.

Cominar takes a conservative approach to managing its distribution ratio, which it regards as a key factor in the stability of future distributions. This approach provides greater financial flexibility for its capital expenditures and the implementation of its leasing programs. The DI payout ratio as at December 31, 2010 stood at 96.0%, higher than as at December 31, 2009, owing primarily to the dilutive effect of units issued under the public offerings completed in 2009 and 2010. Cominar management's long-term objective is a payout ratio of approximately 87%.

TRACK RECORD OF DI PER UNIT

(Financial Performance Indicator)

For the years ended December 31,	2010	2009	2008	2007	2006

DI per unit (basic)	1.50	1.58	1.63	1.52	1.40
Recurring DI per unit (FD) (1)	1.47	1.55	1.59	1.48	1.36

(1) Fully diluted.

Cominar's recurring DI per unit, established in accordance with its Contract of Trust, is in our opinion a material measure for assessing the Trust's operating performance because it highlights per unit cash flows that are distributable to unitholders. Furthermore, given its historical nature, it is also a useful benchmark for determining the stability of distributions.

The CSA require Cominar to reconcile distributable income (a non-GAAP measure) with cash flows from operating activities as shown in the financial statements.

The following table presents this reconciliation:

	Quarter		Cumulative
For the periods ended December 31,	2010	2009	2010	2009

Cash flows from operating activities (GAAP)	43,109	32,321	107,143	89,320
- Amortization of capitalized leasing costs	(3,025)	(2,393)	(11,360)	(9,878)
- Amortization of capitalized financing costs and other assets	(983)	(1,031)	(3,777)	(3,375)
- Rental income – recognition of leases on a straight-line basis	(803)	(634)	(2,590)	(2,901)
+ Change in non-cash working capital items	(14,771)	(7,033)	747	7,771
Distributable income	23,527	21,230	90,163	80,937

2010 Annual Report  / 44

Rental income – recognition of leases on a straight-line basis results from straight-line accounting for rent increases set forth in leases. As Cominar does not collect these amounts during the period, they are deducted from net income in the calculation of DI.

Although amortization of capitalized leasing costs, capitalized financing costs and other assets are non-cash items, Cominar deducts them in the calculation of DI, as this amortization expense must be excluded from cash flows available for distribution to unitholders.

As non-cash working capital items tend to fluctuate over time, Cominar expects that these items should not affect distributions to unitholders. Therefore, Cominar does not consider them in the calculation of DI.

In accordance with CSA guidelines, Cominar also provides the following table to allow readers to assess the source of cash distributions and how they relate to net income:

	000000000000	000000000000	000000000000

For the years ended December 31,	2010	2009	2008

Cash flows from operating activities	107,143	89,320	85,559
Net income	36,670	29,012	24,985
Distributions to unitholders	87,027	74,154	64,737
Cash flows from operating activities in excess of distributions payable to unitholders	20,116	15,166	20,822

Just as in each fiscal year since the REIT’s inception, Cominar’s cash flows from operating activities for the year ended December 31, 2010 are higher than distributions to unitholders.

Cominar considers that the comparison of distributions with net income is not indicative of its capacity to pay sustained distributions to unitholders. The difference between distributions, calculated on the basis of DI, and net income, is primarily attributable to non-cash items, as shown in the reconciliation between net income and DI.

FUNDS FROM OPERATIONS

Although the concept of funds from operations (“FFO”) is not a financial measure defined under GAAP, it is widely used in the field of real estate investment trusts. The Real Property Association of Canada (“REALpac”) defines this measure as net income (calculated in accordance with GAAP) before depreciation of income properties and amortization of capitalized leasing costs, as well as realized gains (or impairment provisions and losses) from sales of depreciable real properties, future income taxes and extraordinary items. FFO should not be substituted for net income or cash flows from operating activities established in accordance with GAAP in measuring our performance. While our method of calculating FFO is in compliance with REALpac recommendations, it may differ from that applied by other issuers. Therefore, it may not be useful for comparison with other issuers.

We consider FFO a meaningful additional measure of operating performance, since it excludes the assumption that the value of real estate assets diminishes predictably over time and discounts certain items included in net income, established in accordance with GAAP, that are not necessarily indicative of our operating performance (for example, gains or losses from the sale of real estate assets).

/ 45   2010 Annual Report

The following table presents a reconciliation of net income, as determined in accordance with GAAP, and FFO for the periods ended December 31, 2010 and 2009: FUNDS FROM OPERATIONS

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	r %	2010	2009	r %

Net income (GAAP)	10,336	8,395	23.1	36,670	29,012	26.4
+ Depreciation of income properties	14,068	13,523	4.0	56,378	55,082	2.4
+ Amortization of capitalized leasing costs	3,025	2,393	26.4	11,360	9,878	15.0
+ Future income tax expense	95	—	—	9	—	—
Recurring FFO	27,524	24,311	13.2	104,417	93,972	11.1

Per unit information:
Recurring FFO (basic)	0.44	0.44	—	1.74	1.84	(5.4)
Recurring FFO (FD) (1)	0.42	0.42	—	1.66	1.77	(6.2)

(1) Fully diluted.

For fiscal 2010, recurring FFO rose 11.1% from fiscal 2009, due to acquisitions and developments completed during 2009 and 2010. Recurring FFO per unit fell by 6.2% on a fully diluted basis compared with 2009 due primarily to the dilutive effect of unit issues in 2009 and 2010.

TRACK RECORD OF FUNDS FROM OPERATIONS PER UNIT

(Financial Performance Indicator)

For the years ended December 31,	2010	2009	2008	2007	2006

FFO per unit (basic)	1.74	1.84	1.88	1.75	1.63
Recurring FFO per unit (FD) (1)	1.66	1.77	1.80	1.68	1.57

(1) Fully diluted.

ADJUSTED FUNDS FROM OPERATIONS

The concept of adjusted funds from operations (“AFFO”) is fast becoming a key financial measure in the field of real estate investment trusts. Cominar defines this measure as FFO adjusted for non-cash items such as compensation expense related to unit options; rental income arising from the recognition of leases on a straight-line basis, amortization of capitalized leasing costs and amortization of above-market leases, net of the investments required to maintain Cominar’s ability to generate rental income from its property portfolio. AFFO is an additional indicator to assess Cominar’s financial performance and its ability to maintain and increase distributions over the long term. AFFO is not a measure defined under GAAP and should not be substituted for net income or cash flows from operating activities established in accordance with GAAP in measuring our performance. Our method of calculating AFFO may differ from the methods used by other trusts and, therefore, may not be useful for comparison.

Cominar considers the amortization of capitalized leasing costs expensed during a period to be a realistic estimate of the expenses a REIT must continually incur to maintain its ability to generate rental income. Since such amortization represents the spreading over the lease term of amounts incurred irregularly over time (lease maturities, occupancy rates, etc.), the Trust believes that there is a better correlation between cash flows from leases and the investments required to generate such cash flows.

2010 Annual Report  / 46

In calculating AFFO, the Trust deducts the capital expenditures incurred representing the investments made in connection with its program to maintain its capacity to generate rental income from its property portfolio. These expenditures, which primarily include major expenditures for maintenance and repairs, are typically incurred unevenly during a fiscal year. Therefore, AFFO could vary from quarter to quarter and such variances could be material.

The following table presents a reconciliation of FFO and AFFO for the periods ended December 31, 2010 and 2009:

ADJUSTED FUNDS FROM OPERATIONS

	Quarter			Cumulative
For the periods ended December 31,	2010	2009	r %	2010	2009	r %

Funds from operations	27,524	24,311	13.2	104,417	93,972	11.1
+ Compensation expense related to unit options	209	116	80.2	873	548	59.3
- Rental income – recognition of leases on a straight-line basis	(803)	(634)	26.7	(2,590)	(2,901)	(10.7)
- Amortization of below-market leases	(291)	(191)	52.4	(962)	(763)	26.1
- Amortization of capitalized leasing costs	(3,025)	(2,393)	26.4	(11,360)	(9,878)	15.0
- Capital expenditures – maintenance of rental income generating capacity	(448)	(536)	(16.4)	(1,597)	(2,038)	(21.6)
Recurring AFFO	23,166	20,673	12.1	88,781	78,940	12.5

Per unit information:
Recurring AFFO (basic)	0.37	0.38	(2.6)	1.48	1.54	(3.9)
Recurring AFFO (FD) (1)	0.37	0.37	—	1.46	1.52	(3.9)

Distributions per unit	0.36	0.36	—	1.44	1.44	—
AFFO payout ratio	97.3%	94.7%		97.3%	93.5%

(1) Fully diluted.

Cominar reported $88.8 million in recurring AFFO for fiscal 2010, up 12.5% from 2009. Recurring AFFO per unit stood at $1.48 down 3.9% from 2009. This decline in per unit income arises primarily from the dilutive effect of unit issues in 2009 and 2010. Management expects per unit income to improve when the proceeds from these issues are invested in additions to income properties and development projects are integrated into income properties.

The following table presents the Trust’s AFFO per unit for the fiscal years ended December 31:

TRACK RECORD OF ADJUSTED FUNDS FROM OPERATIONS PER UNIT

(Financial Performance Indicator)

For the years ended December 31,	2010	2009	2008

AFFO per unit (basic)	1.48	1.54	1.58
Recurring AFFO per unit (FD) (1)	1.46	1.52	1.55

(1) Fully diluted.
The decline in AFFO per unit resulted primarily from the dilutive effect of unit issues in 2009 and 2010.

/ 47   2010 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

LONG-TERM DEBT

The following table presents Cominar's balances of mortgages payable and convertible debentures as at December 31, 2010 by year of maturity and weighted average contractual interest rates:

LONG-TERM DEBT – BALANCES AS AT DECEMBER 31, 2010

Maturity	Balance of convertible debentures ($)	Balance of mortgages payable ($)	Weighted average contractual interest rate (%)

2011		34,722	3.47
2012		25,674	6.77
2013		177,237	4.66
2014	207,700	83,956	5.86
2015		113,803	5.18
2016	115,000	17,807	6.38
2017	86,250	126,258	5.53
2018		93,957	5.77
2019		14,967	6.65
2020		1,426	6.39
2021		93,295	5.55
2022		33,154	5.35

Total	408,950	816,256	5.54

As at December 31, 2010, the weighted average contractual interest rate of our long-term debt stood at 5.54%, up 4 basis points from December 31, 2009.

MORTGAGES PAYABLE

As at December 31, 2010, mortgages payable amounted to $816.3 million, up $42.9 million from $773.4 million as at December 31, 2009, arising primarily from the assumption, in March 2010, of mortgages payable by Overland Realty Limited. At the end of the year, the weighted average contractual interest rate was 5.31%, up 5 basis points from 5.26% as at December 31, 2009.

Cominar has staggered mortgage maturity dates over a number of years to reduce the risks related to renewal. As at December 31, 2010, the residual average term of mortgages payable was 5.5 years.

The following table presents the changes in mortgages payable in 2010:

MORTGAGES PAYABLE

For the year ended December 31, 2010		Quarter	Cumulative
	$	Weighted average contractual interest rate (%)	$	Weighted average contractual interest rate (%)

Balance of mortgages payable, beginning of period	811,035	5.42	773,391	5.26
Mortgages payable contracted or assumed	10,980	4.93	144,632	5.42
Repayments of balances at maturity	—	—	(79,346)	4.52
Monthly repayments of principal	(5,759)		(22,421)
Balance of mortgages payable, end of year	816,256	5.31	816,256	5.31

2010 Annual Report  / 48

The following table shows mortgage repayments for the coming periods: REPAYMENT OF MORTGAGES PAYABLE

	0000000000000	0000000000000	0000000000000	0000000000000

For the years ending December 31,	Repayment of of principal	Balance at maturity	Total	% of total

2011	23,238	34,322	57,560	7.1
2012	23,439	23,303	46,742	5.7
2013	21,781	162,591	184,372	22.6
2014	14,872	75,819	90,691	11.1
2015	14,336	100,462	114,798	14.1
2016	12,952	11,518	24,470	3.0
2017	11,586	109,423	121,009	14.8
2018	9,858	58,712	68,570	8.4
2019	4,038	4,141	8,179	1.0
2020	4,018	1,039	5,057	0.6
2021	2,396	67,963	70,359	8.6
2022	263	24,186	24,449	3.0

Total	142,777	673,479	816,256	100.0

CONVERTIBLE DEBENTURES

On January 12, 2010, Cominar issued convertible unsecured subordinated debentures totalling $86.3 million, bearing interest at 5.75% per annum and maturing on June 30, 2017. Net proceeds were applied against the current balance of debt contracted under the terms of existing credit facilities.

As at December 31, 2010, Cominar had five series of convertible debentures outstanding totalling $409.0 million. These debentures bear interest at contractual rates ranging from 5.70% to 6.50% per annum and mature between 2014 and 2017. As at December 31, 2010, these debentures had a weighted average contractual interest rate of 5.99% per annum.

BANK INDEBTEDNESS

In accordance with its financing strategy, Cominar has elected to reduce available borrowings under credit facilities. Cominar has now two operating and acquisition credit facilities of up to $131.2 million. These credit facilities are renewable in June 2011 and bear interest at prime plus 1.5% or the bankers’ acceptance rate plus 2.5%. These credit facilities are secured by movable and immovable hypothecs on specific assets. Management believes they will remain available in the future. As at December 31, 2010, bank indebtedness totalled $61.9 million, which meant that Cominar had $69.3 million in borrowing capacity under the terms of its credit facilities.

/ 49   2010 Annual Report

DEBT RATIO The following table presents debt ratios as at December 31, 2010 and 2009: DEBT TO GROSS CARRYING AMOUNT RATIO

As at December 31,	2010	2009

Mortgages payable	816,448	771,991
Convertible debentures	393,991	313,620
Bank indebtedness	61,866	134,809
Total debt	1,272,305	1,220,420
Portfolio gross carrying amount	2,237,783	2,031,922

Overall debt ratio (1) (2)	56.9%	60.1%
Debt ratio (excluding convertible debentures)	39.3%	44.6%

Borrowing capacity — 65% of gross carrying amount (3)	521,000	287,000

(1)

The overall debt ratio is equal to total bank indebtedness, mortgages payable and convertible debentures divided by the gross carrying amount of the property portfolio (total assets plus accumulated depreciation of income properties).

(2)	This ratio is not defined by GAAP and may differ from similar measures presented by other entities.
(3)	Pursuant to its Contract of Trust, Cominar’s maximum debt ratio is 60% of gross carrying amount (65% if convertible debentures are outstanding).

DEBT RATIO TRACK RECORD (Financial Performance Indicator)

	000000000000	000000000000	000000000000	000000000000	000000000000

For the years ended December 31,	2010	2009	2008	2007	2006

Overall debt ratio	56.9%	60.1%	61.9%	55.9%	45.4%
Debt ratio (excluding convertible debentures)	39.3%	44.6%	50.6%	42.7%	40.5%
Maximum borrowing capacity under the Contract of Trust	521,000	287,000	162,000	397,000	305,000

As at December 31, 2010, Cominar maintained a debt ratio of 56.9%, which is below the maximum debt ratio of 65.0% allowed under its Contract of Trust where convertible debentures are outstanding, and which provides the Trust with the ability to borrow up to an additional $521 million to fund future acquisitions and developments. Cominar’s interest coverage ratio of 2.85:1 compares favourably with its peers.

Management considers Cominar’s current financial situation very sound and does not foresee any difficulties in renewing the mortgage maturing in the next fiscal year. The Fund also has credit facilities sufficient to fully fund development projects currently underway.

2010 Annual Report  / 50

The following table presents the interest coverage ratio as at December 31, 2010 and 2009: INTEREST COVERAGE RATIO

As at December 31,	2010	2009

Net income	36,670	29,012
- Other revenues	(384)	(217)
+ Income taxes	89	—
+ Interest on borrowings	56,605	56,692
+ Depreciation of income properties	56,378	55,082
+ Amortization of capitalized leasing costs	11,360	9,878
+ Amortization of other assets	484	419

EBITDA (1)	161,202	150,866

Interest on borrowings	56,605	56,692

Interest coverage ratio (2)(3)	2.85	2.66

(1)   EBITDA is earnings before interest, tax, depreciation and amortization and is a non-GAAP measure.

(2)   The interest coverage ratio is equal to EBITDA divided by interest on borrowings.

(3)   This is a non-GAAP measure and may differ from similar measures presented by other entities.

The interest coverage ratio is used to assess Cominar’s ability to pay interest on its debt using its operating revenues. As at December 31, 2010, the interest coverage ratio stood at 2.85:1, a sound level in management’s opinion.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL COMMITMENTS

Cominar does not have any off-balance sheet arrangements that have or are likely to have an impact on its operating results or its financial position, including its cash flows and sources of financing.

The Trust has no significant contractual commitments other than those arising from its long-term debt and the payments due under emphyteutic leases for land held for income properties, as described in further detail in the notes to the consolidated financial statements.

During the year ended December 31, 2010, Cominar complied with all of its loan commitments and was not in default with any covenant as at the balance sheet date.

PROPERTY PORTFOLIO

The following table presents information about our property portfolio:

As at December 31,	2010	2009

Income properties (at cost)	1,981,722	1,777,807
Properties under development and land held for future development	158,301	174,654
Other assets	97,760	79,461

Portfolio gross carrying amount	2,237,783	2,031,922

As at December 31,	2010	2009

Number of properties	258	225
Leasable area (in thousands of sq. ft.)	20,245	18,790

/ 51   2010 Annual Report

SUMMARY BY ACTIVITY SEGMENT

As at December 31, 2010	Number of properties	Leasable area (sq. ft.)

Office	48	6,074,000
Retail	51	3,057,000
Industrial and mixed-use	159	11,114,000

Total	258	20,245,000

SUMMARY BY GEOGRAPHIC AREA

As at December 31, 2010	Number of properties	Leasable area (sq. ft.)

Québec	95	6,812,000
Montréal	133	11,961,000
Ottawa	4	610,000
Atlantic provinces	26	862,000

Total	258	20,245,000

ACQUISITION AND DEVELOPMENT PROGRAM

Over the years, Cominar has achieved much of its growth through high-quality acquisitions based on strict selection criteria in its three activity segments. However, the commercial and industrial real estate market is evolving, and we have adjusted our expansion strategy accordingly to optimize our return on investment.

In light of the conditions that have prevailed in our three sectors in recent years, specifically the great demand for quality income properties, and a lack of office rental space in the Quebec City area, we are intensifying our expansion through construction and development projects that represent strong value-added potential and hence, drawing on our specialized resources and 40-year expertise in real estate development.

ACQUISITIONS

In March 2010, Cominar acquired 100% of the issued common shares of Overland Realty Limited. The transaction, including the assumption of debt by the REIT, valued Overland at $71 million. Overland’s real estate portfolio consists of 16 high quality properties located in the Atlantic provinces, including seven office buildings, three retail buildings, six industrial and mixed-use buildings and one land lease, representing a total area of 603,000 square feet.

On April 9, 2010, Cominar acquired a 31,000 square foot industrial and mixed-use building located at 3855 Matte Boulevard in Brossard for a cash consideration of $5.6 million. The capitalization rate for this building is 9%.

On July 29, 2010, the REIT acquired a 90 000 square foot office building located at 9955, Catania Avenue in Brossard, Québec, for a consideration of $13 million in cash. The capitalization rate for this acquisition is 8.5%.

On October 14, 2010, the REIT acquired an industrial and mixed-use property and land for future development located at 4141 Highway 440 in Laval, Québec, with 196,000 square feet of leasable area, for a consideration of $11.9 million, consisting of $7.2 million for the assumption of a mortgage payable and $4.7 million in cash. The capitalization rate related to this acquisition is 9.0%.

On October 31, 2010, the REIT acquired eight industrial and mixed-use properties, of which seven are located in Fredericton and one is located in Moncton, and an office building located in Fredericton, representing a total leasable area of 229,000 square feet, for a consideration of $15.7 million, consisting of $3.8 million for the assumption of mortgages payable and $11.9 million in cash. The capitalization rate related to this acquisition was 9.4%, and the occupancy rate of these properties is 94.4%.

2010 Annual Report  / 52

On October 31, 2010, the REIT acquired an industrial and mixed-use property located at 520 Edinburgh Drive in Moncton, New Brunswick, with 38,000 square feet of leasable area and an occupancy rate of 93.0%, for a consideration of $2.2 million in cash. The capitalization rate related to this acquisition is 9.1%.

On November 12, 2010, the REIT acquired three industrial and mixed-use properties, representing a total leasable area of 135,000 square feet, for a consideration of $5.4 million in cash. One property is located in Québec City and the two others are located in Laval, the three properties being fully leased. The average capitalization rate related to this acquisition is 9.6%.

On December 15, 2010, the REIT acquired an office building located at 5101 Buchan Street in Montréal, covering a leasable area of 136,000 square feet. The transaction amounts to $12.2 million paid cash. The capitalization rate related to this acquisition is 8.4%.

The following schedule is a detailed description of the properties acquired:

Income property	City/Province	Activity segment (1)	Closing date	Area	Purchase price ($)	Capitalization rate (%)

50 and 70 Crown Street	Saint-John, NB	O	02/10(2)	33,000	71.1	8.9
385 Wilsey Road	Fredericton, NB	O	02/10(2)	31,000	—	—
245 Hilton Road	Fredericton, NB	O	02/10(2)	19,000	—	—
291 Industrial Drive	Saint-John, NB	O	02/10(2)	33,000	—	—
140 MacNaughton	Moncton, NB	O	02/10(2)	38,000	—	—
1080 Champlain Street	Dieppe, NB	O	02/10(2)	37,000	—	—
1115 Regent Street	Fredericton, NB	I	02/10(2)	16,000	—	—
570 Queen Street	Fredericton, NB	I	02/10(2)	70,000	—	—
371 Queen Street	Fredericton, NB	I	02/10(2)	33,000	—	—
565 Priestman Street	Fredericton, NB	I	02/10(2)	35,000	—	—
1133 Regent Street	Fredericton, NB	I	02/10(2)	88,000	—	—
590 Queen Street	Fredericton, NB	I	02/10(2)	42,000	—	—
1113 Regent Street	Fredericton, NB	I	02/10(2)	11,000	—	—
900 Hanwell Road	Fredericton, NB	R	02/10(2)	67,000	—	—
360 Pleasant Street	Mirachimi, NB	R	02/10(2)	25,000	—	—
146-154 Main Street	Fredericton, NB	R	02/10(2)	25,000	—	—
3855 Matte Blvd.	Brossard, Qc	I	04/10	31,000	5.6	9.0
9955 Catania Avenue	Brossard, Qc	O	07/10	90,000	13.0	8.5
4145 Highway 440	Laval, Qc	I	10/10	196,000	11.2	9.0
1149 Smythe Street	Fredericton, NB	O	10/10(3)	12,000	15.7	9.4
115 Whiting Road	Fredericton, NB	I	10/10(3)	17,000	—	—
125 Whiting Road	Fredericton, NB	I	10/10(3)	45,000	—	—
140 Alison Blvd.	Fredericton, NB	I	10/10(3)	47,000	—	—
420 Wilsey Road	Fredericton, NB	I	10/10(3)	19,000	—	—
440 Wilsey Road	Fredericton, NB	I	10/10(3)	39,000	—	—
50 MacNaughton	Moncton, NB	I	10/10(3)	20,000	—	—
727 Wilsey Road	Fredericton, NB	I	10/10(3)	14,000	—	—
749 Wilsey Road	Fredericton, NB	I	10/10(3)	16,000	—	—
520 Edinburgh Drive	Moncton, NB	I	10/10(3)	38,000	2.2	9.1
1010 Godin Avenue	Québec, Qc	I	11/10(4)	65,000	5.4	9.0
2705 Francis-Hughes Avenue	Laval, Qc	I	11/10(4)	40,000	—	—
2745 Francis-Hughes Avenue	Laval, Qc	I	11/10(4)	30,000	—	—
5101 Buchan Street	Montréal, Qc	O	12/10	136,000	12.2	8.4

Total/Average Weighted Capitalization Rate		33 properties		1,458,000	135.2	8.9

(1)   I = Industrial and Mixed-Use, R = Retail, O = Office

(2)   These sixteen (16) properties were part of the same transaction.

(3)   These ten (10) properties were part of the same transaction.

(4)   These three (3) properties were part of the same transaction.

/ 53   2010 Annual Report

CAPITAL EXPENDITURES

Cominar continues to develop its income properties in the normal course of business. Capital expenditures made included additions, expansions, modernizations, modifications and upgrades to existing properties with a view to increasing or maintaining the rental income generating capacity of its property portfolio.

During fiscal 2010, Cominar incurred $18.3 million ($24.9 million in 2009) of capital expenditures to increase the rental income generating capacity of its properties. Cominar also incurred $1.6 million ($2.0 million in 2009) of capital expenditures to maintain rental income generating capacity, consisting mainly of major expenditures for maintenance and repairs, as well as property equipment replacements. Although made during the year, these expenditures will garner benefits for Cominar over their estimated useful life which extends into the coming years.

Finally, $18.7 million ($16.8 million in 2009) were incurred in fiscal 2010 under capitalized leasing costs, including $3.6 million ($3.4 million in 2009) in connection with newly acquired properties or properties under development.

DEVELOPMENT PROGRAM

Ongoing development

Consistent with its growth strategy, Cominar is going forward with its property development initiatives, which currently generate higher returns than acquisitions in the current real estate market.

The construction of phase 1 of the Complexe Jules-Dallaire for a leasable area of 396,000 square feet has been completed and the fitting out of the rental space is on the track. The office space tenants continue to gradually move in. The construction cost for this first phase is estimated at approximately $77 million. The capitalization rate is expected to reach 9.2% and the leasing rate of 77% is in line with our objectives.

The “Quartier Laval” megacentre on Le Corbusier Boulevard in Laval, acquired by the REIT in December 2009, is expanding with the construction of a 12,000 square foot retail building at a cost of $4.1 million. This building is fully leased to two clients of Cominar which will move in during the spring of 2011.

The following table provides detailed information about these ongoing development projects as at December 31, 2010:

Developments	City	Activity segment (1)	Completion date	Leasable area (sq. ft.)	Investment ($)	Capitalization rate (%)	Lease rate (%)

Complexe Jules-Dallaire	Québec	O, R	201 1(2)	396,000	77,000	9.2	77
Quartier Laval / Expansion	Laval	R	Q2-2011	12,000	4,100	8.9	100

Total				408,000	81,000	9.2

(1) O = Office, R = Retail. (2) Included to the income properties portfolio gradually, as floors are fitted out and occupied.

The expected return on these ongoing development projects is based on the estimated costs to complete the projects and the anticipated occupancy rates. Actual returns could vary based on actual costs and occupancy rates.

2010 Annual Report  / 54

REAL ESTATE OPERATIONS The following table shows our operational performance indicators as at December 31, 2010 and 2009:

As at December 31,	2010	2009

Occupancy rate	93.8%	93.5%
Tenant retention rate (1)	81.3%	72.0%

(1)  Percentage of lease renewals.

OCCUPANCY RATE

Cominar continuously strives to maximize occupancy rates throughout its portfolio and has successfully maintained an average occupancy of approximately 95% since its inception. As at December 31, 2010, occupancy stood at 93.8%, up from 93.5% at the end of 2010. The decline in the overall occupancy rate noted at the beginning of the year has been corrected, with an upward trend to return to rates approximating the historical annual average of the REIT. In fact, the results are encouraging given our more proactive approach adopted in the course of our leasing operations since the beginning of the year combined with the growing demand for industrial rental space in the Montreal area. However, the context remains difficult regarding office space leasing in downtown Montreal. We are confident to see more positive effects during the next quarters. Furthermore, as at December 31, 2010, 81.3% of leases maturing in 2010 have been renewed.

OCCUPANCY TRACK RECORD

(Operational Performance Indicator)

The following table breaks down occupancy rates of Cominar properties by activity segment as at the end of the years indicated:

As at December 31,	2010	2009	2008	2007	2006

Activity segment (%)
Office	95.2	94.1	94.5	94.7	96.0
Retail	96.1	96.3	97.1	96.0	94.3
Industrial and mixed-use	92.3	92.5	94.0	94.4	93.7
Portfolio total	93.8	93.5	94.6	94.7	94.4

The occupancy rate is regarded by Cominar’s management as a key indicator of client satisfaction. Client satisfaction is defined as client perception and judgment of our ability to meet their needs and expectations. The average occupancy rate of 94.2% has held relatively steady over the past five years.

Geographic and activity segment diversification of the property portfolio provides for more stable occupancy rates.

/ 55   2010 Annual Report

LEASING ACTIVITY The following table summarizes Cominar’s leasing activity as at December 31, 2010: LEASE MATURITIES AND RENEWALS BY ACTIVITY SEGMENT

	Office	Retail	Industrial and mixed-use	Total

Leases maturing in 2010
Number of tenants	249	138	229	616
Leasable area (sq. ft.)	819,000	328,000	1,914,000	3,061,000
Average net rent ($)/sq. ft.	9.75	10.28	5.31	7.03

Renewed leases
Number of tenants	183	110	148	441
Leasable area (sq. ft.)	756,000	249,000	1,485,000	2,490,000
Average net rent ($)/sq. ft.	9.98	10.90	5.32	7.29
Renewal %	92.3	75.9	77.6	81.3

New leases
Number of tenants	86	51	75	212
Leasable area (sq. ft.)	287,000	166,000	599,000	1,052,000
Average net rent ($)/sq. ft.	17.03	8.30	5.38	9,02

As indicated in the table above, leasing activity has reached an acceptable level across our portfolio since the beginning of 2010, with 81.3% of maturing leases renewed as at December 31, 2010. We also signed new leases for a total leasable area of 1.1 million square feet. Lease renewal rates rose 5.1% overall. Our three activity segments posted increases in lease renewal rates: 6.6% (office), 8.6% (retail) and 1.8% (industrial and mixed-use).

Considering our solid lease renewal track record and demand for rental space in our four geographic markets, we remain confident that a significant portion of maturing leases will be renewed at a higher rate per square foot.

The following table profiles lease maturities in the next five years:

LEASE MATURITIES

	2011	2012	2013	2014	2015

Office
Leasable area (sq. ft.)	890,000	1,103,000	604,000	800,000	722,000
Lease rate ($)/square foot	10.52	10.49	11.47	10.20	14.04
% of portfolio – Office	14.7%	18.2%	9.9%	13.2%	11.9%

Retail
Leasable area (sq. ft.)	439,000	435,000	241,000	190,000	328,000
Lease rate ($)/square foot	9.12	10.60	12.77	12.22	11.07
% of portfolio – Retail	14.4%	14.2%	7.9%	6.2%	10.7%

Industrial and mixed-use
Leasable area (sq. ft.)	1,844,000	1,904,000	1,224,000	1,390,000	1,692,000
Lease rate ($)/square foot	5.74	6.27	6.38	5.77	5.79
% of portfolio – Industrial and mixed-use	16.6%	17.1%	11.0%	12.5%	15.2%

Portfolio total
Leasable area (sq. ft.)	3,173,000	3,442,000	2,069,000	2,380,000	2,742,000
Lease rate ($)/square foot	7.55	8.17	8.61	7.78	8.59
% of portfolio	15.7%	17.0%	10.2%	11.8%	13.5%

2010 Annual Report  / 56

The following table summarizes information about leases as at December 31, 2010:

	Average remaining lease term (years)	Average leased area per tenant (sq. ft.)	Average net rent/ sq. ft. ($)

Office	3.8	5,400	11.60
Retail	4.8	3,600	11.05
Industrial and mixed-use	3.6	11,100	5.74
Portfolio average	3.8	6,700	8.37

Cominar has a broad, highly diversified client base, consisting of some 2,800 tenants occupying an average of approximately 6,700 square feet each. Our three largest tenants, Public Works Canada, Société immobilière du Québec – both of which are government entities – and Ericsson Canada, account for approximately 5.8%, 4.5% and 4.0% of our revenues, respectively, stemming from several leases with staggered maturities. The stability and quality of our cash flows from operating activities are enhanced by the fact that approximately 10.3% stems from government agencies.

The following table shows our top ten tenants by percentage of revenues:

Tenant	% of revenues	Leased area (sq. ft.)

Public Works Canada	5.8	747,000
Société immobilière du Québec	4.5	1,062,000
Ericsson Canada Inc.	4.0	402,000
Bertrand distributeur en alimentation (Colabor)	1.4	345,000
LDC Logistics Development Corp.	1.3	527,000
Hudson’s Bay Company	1.2	349,000
SITA (Société internationale de télécommunication aéronautique)	0.9	66,000
National Bank of Canada	0.8	132,000
Equant Canada Inc. (Orange Business)	0.8	56,000
Amcor PET Packaging Canada Ltd.	0.7	162,000
Total	21.4	3,848,000

ISSUED AND OUTSTANDING UNITS

Ownership interests in Cominar are represented by a single class of units, unlimited in number. Units represent a unitholder’s proportionate and undivided ownership interest in Cominar. Each unit confers the right to one vote at any unitholders’ meeting and to participate equally and rateably in any Cominar distributions.

The following table summarizes unit issues during the periods ended December 31, 2010 and 2009:

	Quarter		Cumulative
For the periods ended December 31,	2010	2009	2010	2009

Units issued and outstanding, beginning of period	62,262,176	54,650,512	54,758,271	45,852,175
+ Units issued under a public offering	—	—	6,021,400	8,575,550
+ Units issued on exercise of options	173,050	66,200	1,251,700	208,000
+ Units issued under distribution reinvestment plan	127,427	29,835	220,030	94,098
+ Units issued on conversion of convertible debentures	126,146	11,724	283,898	28,448
+ Units issued under the at-the-market equity distribution agreement	—	—	153,500	—
Units issued and outstanding, end of year	62,688,799	54,758,271	62,688,799	54,758,271

On April 7, 2010, Cominar issued 6,021,400 units at a unit price of $19.10 for total gross proceeds of $115.0 million.

/ 57   2010 Annual Report

PER UNIT CALCULATIONS

The following table reconciles the weighted average number of basic units outstanding, the weighted average number of diluted units outstanding and the weighted average number of fully diluted units outstanding, used for calculations per unit:

	Quarter		Cumulative
For the periods ended December 31,	2010	2009	2010	2009

Weighted average number of units outstanding, basic	62,425,938	54,668,912	60,055,248	51,119,141
Dilutive effect of unit options	417,900	357,381	345,596	173,488
Weighted average number of units outstanding, diluted	62,843,838	55,026,293	60,400,844	51,292,629
Dilutive effect of convertible debentures	17,358,694	14,173,695	17,381,595	10,105,119
Weighted average number of units outstanding, fully diluted	80,202,532	69,199,988	77,782,439	61,397,748

RELATED PARTY TRANSACTIONS

Michel Dallaire and Alain Dallaire, trustees and members of the Trust’s management team, exercise indirect control over Corporation Financiere Alpha (CFA) Inc. (“CFA”), Societe de developpement Laurier (SDL) Inc. (“SDL”) and Dalcon Inc. («Dalcon»). Michel Paquet, also a trustee and a member of the Trust’s management team, is a related party of these companies as their Secretary. During fiscal 2010, Cominar recorded $0.5 million in net rental income from Dalcon and CFA. The Trust incurred costs of $9.3 million for leasehold improvements performed by Dalcon on its behalf and costs of $37.4 million for the construction and development of income properties. These transactions were entered into in the normal course of business and are measured at the exchange amount. By retaining the services of related companies for property construction work and leasehold improvements, Cominar achieves significant cost savings while providing better service to its clients.

On May 4, 2009, Cominar sold a 5% interest in the Complexe Jules-Dallaire to SDL for a consideration of $2.0 million, reflecting 5% of investments made to date in the Complexe Jules-Dallaire by Cominar. SDL continues to assume its share of investments made since that date. As part of this transaction, Cominar and SDL have entered into a co-ownership agreement with various liquidity rights such as a buy-sell mechanism in favour of Cominar, mutual rights of first refusal, and acquisition rights in favour of Cominar in the event of a change of control of SDL, and in favour of SDL in the event of an acquisition proposal in respect of Cominar.

On November 5, 2010, Cominar sold land held for future developments in Quebec City to a related company, for a cash consideration of $34,258. This transaction has allowed Cominar to optimize its land holdings for future developments while meeting the limitations set forth in its Contract of Trust regarding such properties.

UNITHOLDERS TAXATION

For Canadian unitholders, distributions are treated as follows for tax purposes:

For the years ended December 31,	2010	2009

Taxable to unitholders as other income	28.37%	28.96%
Taxable to unitholders as capital gain	0.03%	—
Tax deferral	71.60%	71.04%
Total	100.00%	100.00%

2010 Annual Report  / 58

SELECTED QUARTERLY INFORMATION The following table presents, in summary form, Cominar’s financial information for the last eight quarters:

For the quarters ended	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009

Operating revenues	71,759	69,432	72,808	69,907	63,690	63,133	67,373	67,867
Operating expenses	27,965	27,083	30,543	31,798	24,257	23,838	27,826	31,183
Net operating income	43,794	42,349	42,265	38,109	39,433	39,295	39,547	36,684
Net income	10,336	10,033	9,924	6,377	8,395	8,860	7,715	4,042
Net income per unit (basic)	0.17	0.16	0.16	0.12	0.15	0.16	0.16	0.09
Net income per unit (diluted)	0.16	0.16	0.16	0.12	0.15	0.16	0.16	0.09

Distributable income	23,527	23,651	23,249	19,736	21,230	21,636	20,626	17,445
Recurring DI per unit (FD)	0.37	0.37	0.37	0.36	0.38	0.39	0.41	0.38

Funds from operations	27,524	26,896	27,054	22,943	24,311	24,967	23,835	20,859
Recurring FFO per unit (FD)	0.42	0.42	0.42	0.40	0.42	0.44	0.46	0.44

Adjusted funds from operations	23,166	23,312	22,731	19,572	20,673	21,060	20,161	17,046
Adjusted funds from operations per unit (FD)	0.37	0.37	0.37	0.35	0.37	0.38	0.40	0.37

Distributions	22,651	22,371	22,190	19,815	19,715	19,655	18,261	16,523
Distributions per unit	0.36	0.36	0.36	0.36	0.36	0.36	0.36	0.36

Over the past two years, Cominar has steadily improved its operating revenues, DI, funds from operations and adjusted funds from operations through new acquisitions and new developments, at higher average rents and relatively stable occupancy rates.

Historical trends show that first-quarter performance tends to be weaker due to increased energy consumption and snow removal over the winter months.

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OUTLOOK

In 2010, our real estate portfolio expanded by some 1,458,000 square feet of leasable area with the addition of 33 income properties of which 26 properties acquired, representing approximately 862,000 square feet, are located in the Atlantic provinces, our new geographic market. Backed by our solid financial resources, we will continue our growth strategy focused on acquisitions and developments that meet our high quality and profitability standards. The upturn in the occupancy rate noted in 2010 is expected to continue during the next quarters, thus further increasing its positive effect on the REIT’s results. Accordingly, the REIT’s management is confident about sustaining growth over the coming years.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of Cominar are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in Canadian Securities Administrators Multilateral Instrument 52-109. They are assisted in this responsibility by the Disclosure Committee, which consists of executive officers and the Internal Auditor of the Trust.

The effectiveness of DC&P, including this MD&A and the financial statements, has been evaluated. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of Cominar concluded that the DC&P were effective as at the end of the year ended December 31, 2010 and, more specifically, that the design of these controls and procedures provides reasonable assurance that material information about the Trust, including its consolidated subsidiaries, is made known to them during the period in which these filings are being prepared.

The effectiveness of ICFR has also been evaluated. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Trust concluded that the ICFR was effective as at the end of the year ended December 31, 2010 and, more specifically, that the financial reporting is reliable and that the financial statements have been prepared for external purposes in accordance with GAAP.

No changes were made in our internal control over financial reporting during fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SIGNIFICANT ACCOUNTING ESTIMATES

Our MD&A is based upon the Trust’s consolidated financial statements, prepared in accordance with GAAP. The preparation and presentation of the consolidated financial statements and any other financial information contained in this MD&A includes the proper selection and application of appropriate accounting principles and methods, which require management to make estimates and informed judgments. Our estimates are based upon assumptions which we believe to be reasonable, such as those often based upon past experience. They represent the basis of our judgments regarding the carrying amount of assets and liabilities that, in reality, would not be available from other sources. Use of other methods of estimation might have yielded different amounts than those presented. Actual results could differ from these estimates.

REVENUE RECOGNITION

Rental revenue from income properties includes rent from tenants under leases, realty taxes and operating cost recoveries, lease cancellation fees, parking income and incidental income.

Rental revenue from leases with contractual rent increases is recognized in income on a straight-line basis.

2010 Annual Report  / 60

ACQUISITIONS OF INCOME PROPERTIES

Since September 12, 2003, Cominar has applied CICA Handbook Emerging Issues Committee (“EIC”) Abstract EIC-140, Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination. Under this Abstract, the CICA requires that a portion of the purchase price of an income property be allocated to the fair value of in-place operating leases, the fair value of client relationships and the fair value of leasehold improvements. This allocation is based on assumptions and estimates made by management. These estimates have an impact on operating revenues and on depreciation of income properties.

DEPRECIATION OF INCOME PROPERTIES

When income properties are acquired, management allocates a significant portion of the acquisition cost to the “building” component. Management must then estimate the useful life of the building in order to depreciate it on an annual basis. Should the allocation of cost to the “building” component or estimated useful life be different, the depreciation of income properties recorded during the year could prove inadequate.

PROPERTIES UNDER DEVELOPMENT AND LAND HELD FOR FUTURE DEVELOPMENT

Capitalization of costs to properties under development continues until the property reaches its completion date, the determination of which is based on achieving a satisfactory occupancy level.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of an asset is greater than its expected future net undiscounted cash flows from use together with its residual value. If an asset is considered to be impaired, the impairment amount to be recognized is determined as the excess of the carrying amount of the asset over its fair value.

The carrying amount of goodwill is reviewed annually or more frequently if events or circumstances indicate it is more likely than not that goodwill may be impaired. The impairment test to be performed requires management to estimate the fair value of goodwill and compare it to its carrying amount. If the carrying amount exceeds fair value, an impairment loss must be recognized for an amount equal to the excess.

CONVERTIBLE DEBENTURES

Under CICA requirements, Cominar’s management estimates the fair value of the conversion option included in the convertible debentures. This estimate, should it be inadequate, would have an impact on interest expense for the financial statement reporting period.

UNIT OPTION PLAN

The compensation expense related to unit options is measured at fair value and amortized using the graded vesting method based on the Black-Scholes option pricing model. This model requires the input of various estimates, including volatility, weighted average distribution return and weighted average risk-free interest rate.

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FINANCIAL INSTRUMENTS

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Financial instruments must initially be measured at fair value. Subsequent measurements will depend on whether Cominar classifies the financial instrument as financial assets held for trading, loans and receivables, or other financial liabilities.

Cominar must also estimate and disclose the fair value of mortgages payable and convertible debentures for information purposes. The estimated fair value of debts is based on assumptions as to the interest rates used in the calculation models.

NEW ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the adoption of IFRS for the interim and annual periods beginning on or after January 1, 2011 for Canadian profit-oriented publicly accountable enterprises. IFRS have replaced Canada’s generally accepted accounting principles (“GAAP”) for these enterprises which also have to provide comparative IFRS information for the previous fiscal year. The Trust’s IFRS changeover date is January 1, 2011. Consequently, future accounting charges to Canadian GAA are not further discussed as they will never be applied by Cominar.

Cominar has developed an IFRS changeover plan for the conversion of GAAP consolidated financial statements to IFRS. A multidisciplinary team has established the accounting positions and the implemented the modifications required for the preparation of financial information in accordance with IFRS. The internal Steering Committee approved accounting positions and modifications required for IFRS disclosure, and after discussion with the external auditors, submitted its recommendations to the Audit Committee, which ensured that the project was on track and on schedule. The Board of Trustees monitored the work of the Audit Committee and took the necessary measures to ensure that management fulfilled its responsibilities and delivered a successful IFRS conversion within the established timeframe.

During fiscal 2010, Cominar implemented the following steps of its IFRS transition plan.

Development of a strategy for measuring investment properties

Cominar has completed the setting up of its investment property measurement process. An internal team of chartered business valuators has designed a measurement model and has finalized the collection of information required to measure immovable properties as at January 1, 2010. This team is responsible for updating the fair value of such properties periodically taking into account any significant change to the physical condition of immovable properties or any important variation in occupancy rates, rental terms and conditions, net operating income, applicable capitalization rates and other market conditions. In the course of its work, the team uses its thorough knowledge of real estate markets while considering the conclusions from various external appraisal reports carried out on the REIT’s behalf in connection with its income property acquisition and financing activities.

Preparation of the opening balance sheet

Cominar’s IFRS transition date is January 1, 2010, being the opening date of the first comparative period in the financial statements. Therefore the Trust has prepared its opening balance sheet at that date by applying currently effective IFRSs as if they had always been applied. In preparing its opening balance sheet, Cominar has applied IFRS1, First-time Adoption of International Financial Reporting Standards, and has specifically elected to use the exemption for business combinations. Consequently, the business combinations that occurred before the date of transition have not been restated. A summary of the quantitative and qualitative analysis impact of IFRS follows.

2010 Annual Report  / 62

Restatement of interim financial statements

Cominar has continued implementing a parallel data collection and accounting information restatement in line with the selected accounting positions. Restatements of financial statements and financial information appearing in the Q1, Q2 and Q3 MD&As have been made, while those of Q4 are underway and to be completed shortly. Cominar is currently finalizing the evaluation of internal controls related to the production of such information.

Analysis of quantitative and qualitative effects of IFRSs

Although management has already selected and approved most of accounting positions and changes required to produce financial information in accordance with IFRSs, there are still uncertainties regarding the application of certain standards. In addition, changeover to IFRS is an ongoing process since the International Accounting Standards Board issues new standards and recommendations on a regular basis. Therefore, Cominar still continues to assess the impact of the application of those standards.

To date, the following significant differences between IFRS and GAAP that might impact Cominar’s financial statements have been identified:

•      IAS 40, Investment Property

Investment property is immovable property held to earn rental revenue or for capital appreciation, or both. All of Cominar’s income properties currently meet this definition. Under IFRS, Cominar must account for its investment properties using either the cost model or the fair value model in order to record them on the balance sheet. The cost model is similar to GAAP. Under the fair value model, any gain or loss arising from a change in the fair value of an investment property is recognized in the statement of income for the period in which it arises. Fair value is defined as the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm’s length transaction. With the fair value model, investment property is not depreciated. The Board of Trustees has approved the use of the fair value model to measure investment properties.

•      Summary of the impact of the adoption of IFRS on investment property

Cominar mainly used the direct capitalization method for measuring its income properties. The applied capitalization rates varied from 6.5% to 10.0%, resulting in a total average weighted rate of 7.8% for our portfolio. Cominar expects the carrying amount of its income properties to increase by $410 million, from $1.8 billion under GAAP to $2.2 billion under IFRS, representing nearly 23.3% at the date of conversion on January 1, 2010. Total assets are expected to increase from $1.8 billion to approximately $2.2 billion at the same date, the corresponding adjustment being recognized in the unitholders’ equity opening balance. Cominar’s overall debt ratio is expected to decrease to 55.9% on January 1st, 2010 according to IFRS data compared to 60.1%, as previously reported under GAAP for the same date, representing a 4.2% decrease.

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The following tables break down the average capitalization rates used and the range of rates by activity segment and geographic area:

AVERAGE CAPITALIZATION RATES

	000000	000000	000000	000000	000000

	Québec	Montréal	Ottawa	Portfolio
Office	7.4%	7.5%	6.5%	7.4%
Retail	8.0%	7.8%	8.0%	7.9%
Industrial and mixed-use	8.3%	8.3%	n/a	8.3%
	7.8%	7.8%	6.7%	7.8%

RANGE OF RATES

	Québec	Montréal	Ottawa	Portfolio
Office	7.3%-8.0%	6.8%-8.8%	6.5%-6.8%	6.5%-8.8%
Retail	7.3%-9.0%	7.0%-8.5%	8.0%	7.0%-9.0%
Industrial and mixed-use	7.8%-10.0%	7.8%-9.3%	n/a	7.8%-10.0%
	7.3%-10.0%	6.8%-9.3%	6.5%-8.0%	6.5%-10.0%

•      Business Combinations

Under both IFRS and current GAAP, business combinations are accounted for using the acquisition method. However, there are major differences between the two standards in other areas. The most important difference is that, under IFRS, transaction costs are expensed as incurred while GAAP requires these amounts to be included in the cost of the asset.

•      IAS 32, Financial Instruments – Presentation

According to this standard and its interpretation by the Canadian accounting professionals, Trust units may be treated under IFRS as liabilities rather than as equity as they currently are under GAAP. For IFRS purposes, a liability exists when a financial instrument contains a contractual obligation to deliver cash or another financial asset to another entity. A Trust unit is deemed a financial instrument under both IFRS and GAAP. Consequently, amendments were made to the Contract of Trust, namely the amendments providing for the elimination of the Trust’s requirement to distribute at least 85% of distributable income and all of its taxable income. The implementation of these amendments allows Cominar to continue including its issued and outstanding units as well as its distributions in unitholders’ equity without having to reclassify these units as liabilities and the distributions as an expense for the year when IFRS are adopted.

•      IAS 12, Income Taxes

Cominar is a REIT that meets certain criteria set forth in the Income Tax Act (Canada) and enjoys special tax treatment whereby it can deduct the amounts it distributes to unitholders in order to avoid tax. Under EIC-107, Application of Section 3465 to Mutual Fund Trusts, Real Estate Investment Trusts, Royalty Trusts and Income Trusts, a REIT whose distributions exceed its taxable income is not required to report taxable income for the period and, if it meets certain criteria set forth in the standard, is not required to report future income taxes relating to temporary differences, primarily differences between the carrying amount of the trust’s real estate investments and the tax basis of the properties. IFRS does not currently include any standard equivalent to EIC-107. Under the current IFRS on income taxes, it appears that the REIT will be permitted not to recognize income taxes for the period as well as future income taxes if the trust meets the criteria required to qualify for the REIT exemption. Future income taxes result from temporary differences between the carrying amounts and tax bases of the trust’s assets and liabilities.

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•      Standing Interpretations Committee (“SIC”) Interpretation SIC-15, Operating Leases - Incentives

Under GAAP, leasehold improvements and certain other leasing costs are capitalized and expensed to income as amortization over the lease term. Under IFRS, these incentives or a portion thereof may be viewed as incentives provided to the tenant, which must be recognized as a reduction in rental income over the lease term. Application of this interpretation will affect only the presentation of financial data.

The financial data presented in accordance with GAAP in the current financial statements of the Trust will differ significantly when presented in accordance with IFRS.

RISKS AND UNCERTAINTIES

Like any real estate entity, Cominar is exposed to certain risk factors in the normal course of business including:

ACCESS TO CAPITAL AND DEBT FINANCING, AND CURRENT GLOBAL FINANCIAL CONDITIONS

The real estate industry is highly capital intensive. The REIT will require access to capital to maintain its properties, as well as to fund its growth strategy and significant capital expenditures from time to time. There can be no assurance that the REIT will have access to sufficient capital (including debt financing) on terms favourable to the REIT for future property acquisitions and developments, financing or refinancing of properties, funding operating expenses or other purposes. In addition, the REIT may not be able to borrow funds under its credit facilities due to the limitations on the incurrence of debt by the REIT set forth in the Contract of Trust. Failure by the REIT to access required capital could adversely impact the REIT’s financial position and results of operations and decrease the amount of cash available for distributions.

Recent market events and conditions, including disruptions in the international and regional credit markets and other financial systems, could impede the REIT’s access to capital (including debt financing) or increase the cost of capital.

Many countries, including Canada, were affected by a recession in 2008 and early 2009. However, conditions have gradually eased in 2010 with improvements in the main indicators pointing to an economic recovery. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the REIT’s financial position and results of operations, including its acquisition and development program.

DEBT FINANCING

The REIT has and will continue to have substantial outstanding consolidated indebtedness comprised primarily of hypothecs, property mortgages, indebtedness under its acquisition facility and its debentures. The REIT intends to finance its growth strategy, including acquisitions and developments, through a combination of its working capital and liquidity resources, including its cash flows from operations, additional indebtedness and public or private sales of equity or debt securities. The REIT may not be able to renegotiate the terms of repayment of existing indebtedness at favourable rates, or to refinance such debt. In addition, the terms of the REIT’s indebtedness in general contain customary provisions that, upon an event of default, result in the acceleration of repayment of amounts owed and that restrict the distributions that may be made by the REIT. Therefore, upon an event of default under such indebtedness or an inability to renew same at maturity, the REIT’s ability to make distributions will be adversely affected. A portion of the REIT’s cash flows is devoted to servicing its debt, and there can be no assurance that the REIT will continue to generate sufficient cash flows from operations to meet required interest or principal payments, such

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that it could be required to seek renegotiation of such payments or obtain additional financing, including equity or debt financing. At the maturity of its operating and acquisition credit facilities in June, the REIT concluded new credit facility arrangements for a maximum amount of $131.2 million, renewable annually. Approximately $34.3 million of the REIT’s secured debt matures by the end of 2011.

The REIT is subject to the risk that any of its existing indebtedness may not be able to be refinanced upon maturity or that the terms of any such refinancing may not be as favourable as the terms of its existing indebtedness.

OWNERSHIP OF IMMOVABLE PROPERTY

All immovable property investments are subject to risk exposures. Such investments are affected by general economic conditions, real estate markets, demand for leased premises, competition from other vacant premises, municipal valuations and assessments, and various other factors.

The value of immovable property and improvements thereto may also depend on the solvency and financial stability of the tenants and the economic environment in which they operate. The Trust’s income and distributable income would be adversely affected if one or more major tenants or a significant number of tenants were unable to meet their lease obligations or if a significant portion of vacant space in the properties in which the REIT has an interest is not able to be leased on economically favourable lease terms. In the event of default by a tenant, delays or limitations in enforcing rights as a lessor may be experienced and substantial costs in protecting the REIT’s investment may be incurred. The ability to rent unleased space in the properties in which the REIT has an interest will be affected by many factors, including the level of general economic activity and the competition for tenants by other properties. Costs may be incurred in making improvements or repairs to property required by a new tenant. The failure to rent unleased space on a timely basis or at all or at rents that are equivalent or higher than current rents would likely have an adverse effect on the REIT’s financial position and the value of its properties.

Certain significant expenditures, including property taxes, maintenance costs, hypothecary payments, insurance costs and related charges must be made throughout the period of ownership of immovable property regardless of whether the property is producing any income. If the REIT is unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgage creditor’s exercise of its hypothecary remedies.

Immovable property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relationship with the demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the REIT’s ability to make changes to its portfolio promptly in response to changing economic or investment conditions. If the REIT were to be required to liquidate its immovable property investments, the proceeds to the REIT might be significantly less than the aggregate carrying value of its properties.

The REIT is exposed to debt financing risks, including the risk that existing mortgage indebtedness secured by its properties cannot be refinanced or that the terms of such refinancing will not be as favourable as the terms of existing mortgages.

Leases for the REIT’s properties, including those of significant tenants, will mature from time to time over the short and long term. There can be no assurance that the REIT will be able to renew any or all of the leases upon maturity or that rental rate increases will occur or be achieved upon any such renewals. The failure to renew leases or achieve rental rate increases may adversely impact the REIT’s financial position and results of operations and decrease the amount of cash available for distribution.

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COMPETITION

The REIT competes for suitable immovable property investments with individuals, corporations and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future immovable property investments similar to those desired by the REIT. Many of those investors have greater financial resources than Cominar, or operate without the investment or operating restrictions of the REIT or according to more flexible conditions. An increase in the availability of investment funds and heightened interest in immovable property investments could increase competition for immovable property investments, thereby increasing purchase prices and reducing their yield.

In addition, numerous property developers, managers and owners compete with the REIT in seeking tenants. The existence of competing developers, managers and owners and competition for the Trust’s tenants could have an adverse effect on the Trust’s ability to lease space in its properties and on the rents charged, and could adversely affect the Trust’s revenues and, consequently, its ability to meet its debt obligations.

ACQUISITIONS

The REIT’s business plan focuses on growth through identifying suitable acquisition opportunities, pursuing such opportunities, completing acquisitions and effectively operating and leasing such properties. If the REIT is unable to manage its growth effectively, it could adversely impact the REIT’s financial position and results of operations, and decrease the amount of cash available for distribution. There can be no assurance as to the pace of growth through property acquisitions or that the REIT will be able to acquire assets on an accretive basis, and as such there can be no assurance that distributions to unitholders will increase in the future.

DEVELOPMENT PROGRAM

Information regarding our development projects, development costs, capitalization rates and expected returns are subject to change, which may be material, as assumptions regarding items including, but not limited to, tenant rents, building sizes, leasable areas, and project completion timelines and costs are updated periodically based on revised site plans, our cost tendering process, continuing tenant negotiations, demand for leasable space in our markets, obtaining required building permits, ongoing discussions with municipalities and successful property re-zonings. There can be no assurance that any assumptions in this regard will materialize as expected and changes could have a material adverse effect on our development program, asset values and financial performance.

RECRUITMENT AND RETENTION OF EMPLOYEES AND EXECUTIVES

Competition for qualified employees and executives is intense. If Cominar is unable to attract and retain qualified employees and executives, the conduct of its activities may be adversely affected.

GOVERNMENT REGULATION

The REIT and its properties are subject to various government statutes and regulations. Any change in such statutes or regulation adverse to the REIT and its properties could affect the REIT’s operating results and financial performance.

In addition, environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the REIT could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its properties or disposed of at other locations or for the costs of other remedial or preventive work. The failure to remove or remediate such substances, or to effect such remedial or preventive work, if any, may adversely affect an owner’s ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs or governmental agencies.

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LIMIT ON ACTIVITIES

In order to maintain its status as a “mutual fund trust” under the Income Tax Act, the REIT cannot carry on most active business activities and is limited in the types of investments it may make. The Contract of Trust contains restrictions to this effect.

STATUS FOR TAX PURPOSES

Income taxes

Cominar is considered a mutual fund trust for income tax purposes. Pursuant to the Contract of Trust, the trustees intend to distribute or designate all taxable income directly earned by Cominar to unitholders and to deduct such distributions and designations for income tax purposes.

Cominar’s subsidiaries are subject to tax on their taxable income under the Income Tax Act and the Taxation Act.

Taxation of distributions of specified investment flow-through (SIFT) entities

Since 2007, SIFT entities are subject to income taxes on the distributions they make. In short, a SIFT entity is an entity (including a trust) that resides in Canada, its investments are listed on a stock exchange or other public market and it holds one or more non-portfolio properties.

Exception for real estate investment trusts (REITs)

The SIFT rules do not apply to SIFT trusts that qualify as REITs for a given taxation year. The conditions to qualify as a REIT have been amended in connection with Bill C-10, which received Royal Assent on March 12, 2009. Generally, to qualify as a REIT, a trust must be resident in Canada and meet the following conditions: [i] the only “non-portfolio properties” it owns during the year are “qualified REIT properties,” [ii] at least 95% of its income for the taxation year is from one or more of the following sources: rent from “real or immovable properties”; interest; capital gains from the disposition of real or immovable properties; dividends and royalties, [iii] at least 75% of its income for the taxation year is from one or more of the following sources: rent from “real or immovable properties”; interest from mortgages on real or immovable properties and capital gains from dispositions of real or immovable properties, and [iv] at no time in the taxation year is the total fair market value of all properties held by the trust, each of which is a real or immovable property, a debt of a Canadian corporation represented by a banker’s acceptance, cash or generally, an amount receivable from the Government of Canada or from certain other public agencies, less than 75% of the trust’s net worth at that time.

As at December 31, 2010, Cominar’s management believes that the REIT currently meets all the criteria required to qualify for the REIT exception. As a result, the SIFT trust tax rules do not apply to Cominar. Cominar’s management intends to take all the necessary steps to meet these conditions on an on-going basis in the future.

Were the REIT exception not applicable to the REIT at any time in a year (including the current taxation year), the SIFT amendments and the SIFT regime (under which amounts deductible will no longer be deductible in computing the income of the REIT and additional taxes will be payable by the REIT) will, commencing in such year, impact materially the level of cash distributions which would otherwise be made by the REIT.

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